UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 31, 2017**

INTERNATIONAL BARRIER TECHNOLOGY INC.
(Exact name of registrant as specified in its charter)

000-20412
(Commission File Number)

British Columbia, Canada	**N/A**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

510 4ᵗʰ Street North, Watkins, Minnesota, USA 55389
(Address of principal executive offices) (Zip Code)

(800) 638-4570
Issuer's telephone number

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

On July 31, 2017, International Barrier Technology Inc. ("**Barrier**" or the "**Company**") entered into an arrangement agreement with Louisiana-Pacific Canada Ltd. ("**LP**") and Louisiana-Pacific Corporation, pursuant to which LP has agreed to acquire all of the issued and outstanding common shares of the Company (the "**Transaction**").

The Transaction will be implemented by way of plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (British Columbia). Pursuant to the Arrangement, each issued and outstanding common share of the Company will be transferred to LP in consideration for $0.41 per common share. Upon completion of the Transaction, the Company will become a wholly-owned subsidiary of LP.

Item 7.01   Regulation FD Disclosure.

On July 31, 2017, the Company issued a press release entitled "International Barrier Enters Agreement to Combine with Louisiana-Pacific Corporation".

A copy of the press release is attached to this report as Exhibit 99.1 and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information in this report, including the exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the *Securities Exchange Act of 1934*, as amended (the "**Exchange Act**"), nor shall such information be deemed incorporated by reference in any filing under the *Securities Act of 1933*, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

2.1   Arrangement Agreement

The following Exhibit relating to Item 7.01 is intended to be furnished to, not filed with, the SEC pursuant to Regulation FD.

99.1   News release dated July 31, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

	International Barrier Technology Inc.
Date ___August 2, 2017_____	(Registrant)
	/s/ Melissa McElwee
	Melissa McElwee, CFO

LOUISIANA-PACIFIC CANADA LTD.

- and -

LOUISIANA-PACIFIC CORPORATION

- and -

INTERNATIONAL BARRIER TECHNOLOGY INC.

ARRANGEMENT AGREEMENT

July 31, 2017

TABLE OF CONTENTS

Schedules:

SCHEDULE A - Plan of Arrangement
SCHEDULE B - Arrangement Resolution
SCHEDULE C - Representations and Warranties of the Company
SCHEDULE D - Representations and Warranties of the Acquiror and the Acquiror Parent
SCHEDULE E - Form of D&O Support and Voting Agreement

<center>**ARRANGEMENT AGREEMENT**</center>

THIS ARRANGEMENT AGREEMENT dated July 31, 2017.

BETWEEN:

> **LOUISIANA-PACIFIC CANADA LTD.**, a corporation existing under the laws of the Province of British Columbia (the "**Acquiror**")
>
> - and -
>
> **LOUISIANA-PACIFIC CORPORATION**, a corporation existing under the laws of the State of Delaware (the "**Acquiror Parent**")
>
> - and -
>
> **INTERNATIONAL BARRIER TECHNOLOGY INC.**, a corporation existing under the laws of the Province of British Columbia (the "**Company**")

WHEREAS:

A.   The Acquiror, the Acquiror Parent and the Company wish to propose an arrangement involving the acquisition by the Acquiror of all of the issued and outstanding Common Shares of the Company in exchange for the Consideration, as set out in the Plan of Arrangement;

B.   The Parties intend to carry out the transactions contemplated herein by way of an arrangement under the provisions of the BCA;

C.   The Company's Board has unanimously determined that the Arrangement is fair to the Shareholders and that it is in the best interests of the Company to enter into this Agreement and has unanimously resolved, subject to the terms of this Agreement, to recommend that the Shareholders vote in favour of the Arrangement Resolution.

D.   The Acquiror and the Acquiror Parent have entered into support and voting agreements with all of the directors and officers of the Company, pursuant to which, among other things, such directors and officers have agreed to vote all of the Common Shares held by them in favour of the Arrangement Resolution, on the terms and subject to the conditions set forth in such agreements; and

E.   The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangements.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:


ARTICLE 1
INTERPRETATION


1.1   Definitions

In this Agreement, unless the context otherwise requires:

"**Acquiror**" has the meaning ascribed thereto in the Preamble;

"**Acquiror Parent**" has the meaning ascribed thereto in the Preamble;

"**Acquisition Proposal**" means, other than the transactions contemplated by this Agreement, any written or oral offer, proposal, public announcement, expression of interest or inquiry from any Person (other than the Acquiror or any of its affiliates) made after the date hereof relating to:

(i)   any direct or indirect acquisition or sale (or other arrangement having the same economic effect as a sale), whether in a single transaction or a series of related transactions, of (a) assets of the Company and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of the Company and its subsidiaries or contribute 20% or more of the consolidated revenue of the Company and its subsidiaries; or (b) 20% or more of any voting or equity securities (or rights thereto) of the Company or any of its Subsidiaries;

(ii)   any direct or indirect take-over bid, tender offer or exchange offer for any class of voting or equity securities of the Company;

(iii)   any transaction that, if consummated, would result in any Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (or rights thereto) of the Company or any of its Subsidiaries;

(iv)   any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries; or

(v)   any other similar transactions involving the Company or its Subsidiaries;

"**affiliate**" has the meaning ascribed thereto in National Instrument 45-106 - *Prospectus and Registrations Exemptions*;

"**Agreement**" means this arrangement agreement, together with the Schedules attached hereto and the Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

"**Arrangement**" means an arrangement under section 288 of the BCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with Section 9.1 hereof or the Plan of Arrangement or at the direction of the Court in the Final Order;

"**Arrangement Resolution**" means the special resolution of the Shareholders approving the Arrangement to be considered at the Special Meeting, substantially in the form of Schedule B hereto;

"**BCA**" means the *Business Corporations Act* (British Columbia);

"**Board**" means the board of directors of the Company as the same is constituted from time to time;

"**Board Recommendation**" means the unanimous determination of the Board (without abstention), after consultation with its legal and financial advisors, that the Arrangement is in the best interests of the Company and is fair to Shareholders and the unanimous recommendation of the Board (without abstention) to Shareholders that they vote in favour of the Arrangement Resolution;

"**Budget**" means the budget of the Company dated July 27, 2017 included as Attachment 1 to the Disclosure Letter;

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Watkins, Minnesota, Nashville, Tennessee or Vancouver, British Columbia;

"**Cash**" means with respect to the Company and its subsidiaries, all cash and cash equivalents and short term investments determined in accordance with U.S. GAAP;

"**Change in Recommendation**" has the meaning ascribed thereto in Section 8.2(1)(c)(i);

"**Circular**" means the notice of the Special Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference therein, to be sent to the Shareholders in connection with the Special Meeting, as amended, supplemented or otherwise modified from time to time;

"**Code**" means the *U.S. Internal Revenue Code of 1986*;

"**Collective Agreements**" means all collective bargaining agreements or union agreements currently applicable to the Company and/or any of its subsidiaries and all related documents, including letters or memorandums of understanding, letters of intent or other written communications with bargaining agents for any Company Employee which impose any obligations upon the Company and/or any of its subsidiaries.

"**Common Shares**" means common shares in the capital of the Company, as currently constituted;

"**Company**" has the meaning ascribed thereto in the Preamble;

"**Company Employees**" means the officers and employees of the Company and its subsidiaries;

"**Company Fundamental Representations**" means the representations and warranties of the Company set forth in paragraphs (1), (2), (4)(a)(i), (7), (29) and (33) of Schedule C;

"**Consideration**" means $0.41 in cash per Common Share, without interest.

"**Contract**" means any written contract, agreement, license, franchise, lease, arrangement or other enforceable right or binding obligation;

"**Court**" means the Supreme Court of British Columbia;

"**Data Room**" means the electronic data room established by the Company in connection with the transactions contemplated by this Agreement, hosted by Firmex, as such electronic data room existed as of 12:00 p.m. (PST) on July 28, 2017;

"**Depositary**" means any trust company, bank or financial institution agreed to in writing between the Acquiror and the Company for the purpose of, among other things, receiving Letters of Transmittal (as defined in the Plan of Arrangement);

"**Disclosing Party**" has the meaning ascribed thereto in the definition of Transferred Information;

"**Disclosure Letter**" means the disclosure letter executed by the Company and delivered to the Acquiror and the Acquiror Parent on the date hereof in connection with the execution of this Agreement;

"**Dissent Rights**" means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

"**D&O Support and Voting Agreements**" means each of the support and voting agreements dated the date hereof between the Acquiror, the Acquiror Parent and each of the directors and senior officers of the Company who are Shareholders, substantially in the form of Schedule E.

"**Effective Date**" means the date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"**Effective Time**" means the time on the Effective Date that the Arrangement becomes effective, as set out in the Plan of Arrangement;

"**Employee Plans**" means all health, welfare, supplemental unemployment benefit, change of control, bonus, profit sharing, option (including the Stock Option Plan), insurance, compensation, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension, vacation, severance or termination pay, retirement or retirement savings plans, or other employee benefit plans, policies, trusts, funds, agreements, or arrangements for the benefit of employees, former employees, directors or former directors of the Company or any of its subsidiaries, (but excluding any Statutory Plans) which are maintained by or binding upon the Company or any of its subsidiaries or in respect of which the Company or any of its subsidiaries has an actual or contingent liability excluding all obligations for severance and termination pursuant to a statute;

"**Environmental Laws**" means all applicable federal, provincial, state, municipal, local, domestic and foreign Laws imposing liability or standards of conduct for, or relating to, the regulation of activities, materials, substances or wastes in connection with, or for, or to, the protection of human health, safety, the environment or natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation);

"**Environmental Permits**" means all Permits required by or available with or from any Governmental Entity under any Environmental Laws;

"**Fairness Opinion**" has the meaning set forth in paragraph (33)(a) of Schedule C;

"**Final Order**" means the final order of the Court pursuant to section 291 of the BCA approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"**Financial Statements**" has the meaning ascribed thereto in paragraph (11) of Schedule C;

"**Governmental Entity**" means any applicable: (a) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

"**Hazardous Substance**" means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, or material, including petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material or contaminant regulated or defined under any Environmental Law as hazardous;

"**including**" means including without limitation, and "**include**" and "**includes**" each have a corresponding meaning;

"**Indemnified Persons**" has the meaning ascribed thereto in Section 9.3(1);

"**Intellectual Property**" means domestic and foreign (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions, and continuations-in-part of patents and patent applications; (ii) proprietary and non-proprietary business information, including inventions, improvements, trade secrets, know-how, methods, processes, designs, technology, technical data and documentation relating to any of the foregoing; (iii) trade-marks (both registered and unregistered), trade names, business names, corporate names, domain names, website names and website addresses, trade dress and logos, and the goodwill associated with any of the foregoing; (iv) copyrights, copyright registrations and applications for copyright registrations; and (v) any other proprietary information or intellectual property;

"**Interim Order**" means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Special Meeting, as the same may be amended, supplemented or varied by the Court;

"**Law**" or "**Laws**" means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements having the force of law, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term "**applicable**" with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;

"**Leased Properties**" has the meaning ascribed thereto in paragraph (20)(b) of Schedule C;

"**Liens**" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"**Matching Period**" has the meaning ascribed thereto in Section 6.4(1)(e);

"**Material Adverse Effect**" means, in respect of any Person, any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (A) is or would reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of that Person and its subsidiaries, taken as a whole, or (B) prevents or materially adversely affects the ability of that Person to timely perform its obligations under this Agreement, except, any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to: (i) the announcement of the execution of this Agreement or the transactions contemplated hereby; (ii) general political, economic or financial conditions in Canada and the United States (provided that such conditions do not have a materially disproportionate effect on that Person relative to other companies in its industry); (iii) the state of securities or commodity markets in general (provided that it does not have a materially disproportionate effect on that Person relative to other companies in its industry); (iv) the commencement or continuation of any war, armed hostilities or acts of terrorism; (v) the state of the oriented building materials industry in general (provided that it does not have a materially disproportionate effect on that Person relative to other companies in the building materials industry); or (vi) any decrease in the trading price or any decline in the trading volume of the equity securities of such Person (it being understood that the causes underlying such change in trading price or trading volume (other than those in items (i) to (v) above) may be taken into account in determining whether a Material Adverse Effect has occurred);

"**Material Contracts**" means any Contract to which the Company or any of its subsidiaries is a party or bound or to which any of their respective assets are subject:

(i)   which, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect on the Company;

(ii)   under which the Company or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than Ordinary Course endorsements for collection) in excess of $20,000 in the aggregate;

(iii)   relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $20,000;

(iv)   under which the Company or any of its subsidiaries is obligated to make or expects to receive payments in excess of $20,000 over the remaining term of the Contract;

(v)   that limits or restricts the Company or any of its subsidiaries from engaging in any line of business or any geographic area in any material respect or that limits or restricts in any material respect the ability of the Company or any of its subsidiaries to solicit any customers or clients of other parties thereto;

(vi)   which relates to any material partnership, limited liability company agreement, joint venture, alliance agreement or similar agreement or arrangement;

(vii)   entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by amalgamation, merger or otherwise) of assets, capital stock or other equity interests of another Person for aggregate consideration in excess of $20,000;

(viii)   which is still in force and has been filed by the Company with Securities Authorities as a material contract and forms part of the Public Disclosure Record;

(ix)   with any Governmental Entity;

(x)   for the purchase by the Company or any of its subsidiaries of materials, supplies, products or services under which such supplier is a sole source supplier;

(xi)   providing for the payment of any commission based on sales, other than to employees of the Company or any of its subsidiaries in excess of $10,000 over a three-month period; or

(xii) between the Company or any of its subsidiaries, on the one hand, and any Shareholder or any of their respective officers or directors;

"**material change**" has the meaning ascribed thereto in the Securities Act;

"**material fact**" has the meaning ascribed thereto in the Securities Act;

"**MD&A**" has the meaning ascribed thereto in paragraph (11) of Schedule C;

"**Misrepresentation**" has the meaning ascribed thereto under Securities Laws;

"**Ordinary Course**" means, with respect to an action taken by the Company, that such action is consistent with the past practices of the Company and is taken in the ordinary course of the normal day-to-day operations of the business of the Company;

"**Options**" means the options to purchase Common Shares granted under or otherwise subject to the Stock Option Plan;

"**Outside Date**" means December 29, 2017, or such later date as may be agreed to in writing by the Parties;

"**Owned Properties**" has the meaning ascribed thereto in paragraph (20)(a) of Schedule C;

"**Parties**" means the Company, the Acquiror Parent and the Acquiror, and "**Party**" means any one of them;

"**Permit**" means any license, permit, certificate, consent, order, grant, approval, classification, registration or other authorization of and from any Governmental Entity;

"**Permitted Liens**" means, in respect of the Company or any of its subsidiaries, any one or more of the following:

(a) Liens for Taxes which are not delinquent;

(b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of real or personal property, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any real or personal property and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, licence, franchise, grant or authorization of the Company or any of its Subsidiaries, to terminate any such lease, licence, franchise, grant or authorization, or to require annual or other payments as a condition of their continuance; and

(d)   Liens imposed by Law and incurred in the Ordinary Course for obligations not yet due or delinquent.

"**Person**" includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"**Plan of Arrangement**" means the plan of arrangement, substantially in the form and on the terms set out in Schedule A hereto, and any amendments or variations thereto made in accordance with Section 9.1 hereof or the Plan of Arrangement;

"**Pre-Acquisition Reorganization**" has the meaning ascribed to it in Section 5.5;

"**Public Disclosure Record**" means all documents and information filed by the Company under applicable Securities Laws on the System for Electronic Document Analysis Retrieval (SEDAR), during the three (3) years prior to the date hereof which are publicly available as of the date hereof;

"**Recipient**" has the meaning ascribed thereto in the definition of Transferred Information;

"**Registrar**" means the Registrar of Companies appointed under Section 300 of the BCA;

"**Regulatory Approval**" means any consent, waiver, authorization, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case as required or advisable in connection with consummation of the transactions contemplated by this Agreement..

"**Release**" means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, groundwater or property;

"**Representatives**" means, collectively, in respect of a Person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person's affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

"**Securities Act**" means the *Securities Act* (British Columbia);

"**Securities Authorities**" means the applicable securities commissions or other securities regulatory authorities in each of the provinces of Canada;

"**Securities Laws**" means the Securities Act, together with all other applicable Canadian provincial securities laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

"**Shareholder Approval**" has the meaning ascribed to such term in Section 2.1(a);

"**Shareholders**" means the holders of Common Shares;

"**Special Meeting**" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution;

"**Statutory Plans**" means statutory benefit plans which the Company or any of its subsidiaries is required to participate in or comply with or in respect of which any of them has an actual or potential liability, including the Canada Pension Plan and Quebec Pension Plan and plans administered pursuant to applicable health, tax, workplace safety insurance and employment insurance legislation;

"**Stock Option Plan**" means the Company's 2005 "rolling" stock option plan, amended October 16, 2014;

"**subsidiary**" means, in respect of a Party, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such Party and shall include any body corporate, partnership, joint venture or other entity over which such Party exercises direction or control or which is in a like relation to a subsidiary;

"**Superior Proposal**" means a *bona fide* unsolicited, written Acquisition Proposal made after the date of this Agreement that:

(i)   did not result from or otherwise involve a breach of Section 6.1, Section 6.2, Section 6.3 or Section 6.4 by the Company or its Representatives;

(ii)   relates to the acquisition of 100% of the outstanding Common Shares or all or substantially all of the consolidated assets of the Company and its subsidiaries;

(iii)   is reasonably capable of being completed without undue delay, taking into account the financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal;

(iv)   that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith (and after receipt of advice from its financial advisors and its outside legal counsel) that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal;

(v)   if it relates to the acquisition of the outstanding Common Shares, is made available to all Shareholders on the same terms and conditions;

(vi)   that is not subject to any due diligence and/or access condition; and

(vii)   in respect of which the Board determines, after consultation with outside legal counsel and after receiving advice from its financial advisors, that:

    (A)   failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties under applicable Law; and

    (B)   having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the holders of Common Shares from a financial point of view than the Arrangement (after taking into account any change to the Arrangement proposed by the Acquiror pursuant to Section 6.4(2));

"**Superior Proposal Notice**" has the meaning ascribed thereto in Section 6.4(1)(c);

"**Tax Act**" means the *Income Tax Act* (Canada);

"**Tax Returns**" means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes;

"**Taxes**" in respect of a Person means: (a) any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof, including any interest, penalties, fines or other additions that have been, are or will become payable in respect thereof, imposed by any Governmental Entity, including for greater certainty all income or profits, taxes (including Canadian and United States federal, provincial, state and territorial income taxes), payroll and employee withholding taxes and contributions, employment and unemployment taxes and insurance, disability taxes, social insurance taxes, sales and use taxes, *ad valorem* taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation, government pension plan premiums or contributions and other charges from Governmental Entities, and other obligations of the same or of a similar nature to any of the foregoing, which such Person or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, and any interest in respect of such interest, penalties and additions whether disputed or not; and (b) any liability for the payment of any amount described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any Tax sharing or Tax allocation agreement, arrangement or understanding, or as a result of being liable to another Person's Taxes as a transferee or successor, by contract or otherwise;

"**Technology**" has the meaning ascribed thereto in paragraph (29)(h) of Schedule C;

"**Termination Fee**" has the meaning ascribed thereto in Section 8.3(1);

"Termination Fee Event" has the meaning ascribed thereto in Section 8.3(1);

"Transaction Expenses" means any fees or expenses, including legal, financial, accounting and other professional fees and expenses incurred by the Company or any subsidiaries in connection with the transactions contemplated by this Agreement

"Transferred Information" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) that is in the control of one Party that is to be disclosed or conveyed to one Party or any of its representatives or agents (a **"Recipient"**) by or on behalf of another Party (a **"Disclosing Party"**) as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient prior to the execution of this Agreement;

"TSXV" means the TSX Venture Exchange;

"United States" means the United States of America, its territories and possessions, any State of the United States and the District of Colombia;

"U.S. GAAP" means generally accepted accounting principles in the United States of America in effect from time to time;

"U.S. Exchange Act" means the *United States Securities Exchange Act of 1934*; and

"U.S. Securities Act" means the *United States Securities Act of 1933*.

1.2   Interpretation Not Affected by Headings

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Agreement.

1.3   Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4   Date for Any Action

If the date on or by which any action is required or permitted to be taken hereunder by a Party is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5   Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of the United States and "$" refers to United States dollars.

1.6   Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with U.S. GAAP consistently applied.

1.7   Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of the Company, it is deemed to refer to the actual knowledge of (i) Michel D. Huddy (President and Chief Executive Officer of the Company) and (ii) Melissa McElwee (Chief Financial Officer of the Company), after due and reasonable inquiry by such individuals.

1.8   Subsidiaries

To the extent any covenants or agreements relate, directly or indirectly, to a subsidiary of the Company, each such provision shall be construed as a covenant by the Company to cause (to the fullest extent which it is legally capable) such subsidiary to perform the required action.

1.9   Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.10   Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

SCHEDULE A - Plan of Arrangement
SCHEDULE B - Arrangement Resolution
SCHEDULE C - Representations and Warranties of the Company
SCHEDULE D - Representations and Warranties of the Acquiror and the Acquiror Parent
SCHEDULE E - Form of D&O Support and Voting Agreement

ARTICLE 2
THE ARRANGEMENT

2.1   Interim Order

As soon as reasonably practicable following the date of execution of this Agreement, but in any event not later than August 21, 2017, the Company shall, in a manner reasonably acceptable to the Acquiror, prepare, file, proceed with and diligently pursue an application to the Court for the Interim Order which must provide, among other things:

(a)   for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Special Meeting and the manner in which such notice is to be provided;

(b)   that the requisite approval for the Arrangement Resolution shall be 66⅔% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Special Meeting ("**Shareholder Approval**");

(c)   that in all other respects, the terms, conditions and restrictions of the Company's constating documents, including quorum requirements and other matters, shall apply in respect of the Special Meeting;

(d)   for the grant of the Dissent Rights to registered holders of Common Shares which Dissent Rights shall provide for a Shareholder's written objection to the Arrangement Resolution to be received by the Company at least two days before the Special Meeting;

(e)   for notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)   that the Special Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement without the need for additional approval of the Court;

(g)   that the record date for Shareholders entitled to notice of and to vote at the Special Meeting will not change in respect or as a consequence of any adjournment(s) or postponement(s) of the Special Meeting; and

(h)   for such other matters as the Acquiror may reasonably require, subject to obtaining the prior consent of the Company, acting reasonably.

2.2   Special Meeting

Subject to receipt of the Interim Order and the terms of this Agreement:

(1)   The Company shall set the record date for Shareholders entitled to vote at the Special Meeting as promptly as practicable, shall convene and conduct the Special Meeting for the purposes of considering the Arrangement Resolution in accordance with the Interim Order, the Company's constating documents and applicable Laws as soon as reasonably practicable and in any event on or before October 2, 2017, provided that if comments are received from the U.S. Securities and Exchange Commission, this date will be extended by the number of days as it takes to clear such comments, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Special Meeting without the prior written consent of the Acquiror, except (i) as required for quorum purposes or (ii) as required or permitted under Section 6.4(5).

(2)   The Company will use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution, including, at the Company's discretion or if so requested by the Acquiror, and at the Acquiror's expense, using the services of dealers and proxy solicitation service firms to solicit proxies in favour of the Arrangement Resolution. The Company shall instruct its transfer agent to report to the Acquiror and its designated Representatives on a daily basis on each of the last ten (10) Business Days prior to the Special Meeting as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution.

(3)   The Company will promptly advise the Acquiror of any communication (written or oral) from any Shareholder in opposition to the Arrangement, written notice of dissent or purported exercise by any Shareholder of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company, and any written communications sent by or on behalf of the Company to any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(4)   The Company will not make any payment or settlement offer, or agree to any payment or settlement with respect to Dissent Rights without the prior written consent of the Acquiror.

(5)   The Company, at the request of the Acquiror from time to time, will provide the Acquiror with a list (in both written and electronic form) of (i) the Shareholders, together with their addresses and respective holdings of Common Shares, (ii) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Common Shares (including holders of Options), and (iii) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of Common Shares, together with their addresses and respective holdings of Common Shares. The Company shall from time to time require that its registrar and transfer agent furnish the Acquiror with such additional information, including updated or additional lists of Shareholders, and lists of securities positions and other assistance as the Acquiror may reasonably request in order to be able to communicate with respect to the Arrangement with the Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

2.3   Circular

(1)   The Company shall as promptly as practicable prepare and complete, in consultation with the Acquiror, the Circular together with any other documents required by Law in connection with the Special Meeting and cause the Circular and such other documents to be filed and sent to each Shareholder and any other Person as required by the Interim Order or Law, in each case so as to permit the Special Meeting to be held by the date specified in Section 2.2(1).

(2)   The Company shall ensure that the Circular complies in all material respects with the Interim Order and applicable Laws, and, without limiting the generality of the foregoing, that the Circular does not contain any untrue statement of a material fact or omit to state a

material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than in each case with respect to any information relating to and provided by the Acquiror, the Acquiror Parent and their affiliates) and shall provide Shareholders with information in sufficient detail to permit them to form a reasoned judgement concerning the matters to be placed before them at the Special Meeting. Subject to Sections 6.1 to 6.4, the Circular will include the Board Recommendation, and a statement that each director and officer of the Company intends to vote all of such director's or officer's Common Shares (including any Common Shares issued upon the exercise of any Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the D&O Support and Voting Agreements.

(3)   The Acquiror and the Acquiror Parent shall provide all necessary information concerning the Acquiror and the Acquiror Parent that is required by Law to be included by the Company in the Circular or other related documents to the Company in writing, and shall ensure that such information does not contain any Misrepresentation.

(4)   The Acquiror and its legal counsel shall be given a reasonable opportunity to review and comment on the Circular and related documents, prior to the Circular being printed and mailed to Shareholders and filed with the Securities Authorities, and reasonable consideration shall be given to any comments made by the Acquiror and its counsel, provided that all information relating to the Acquiror and the Acquiror Parent included in the Circular shall be in form and content reasonably satisfactory to the Acquiror.

(5)   The Company and the Acquiror shall each promptly notify each other if at any time before the Effective Date, it becomes aware (in the case of the Company only with respect to the Company and in the case of the Acquiror only with respect to the Acquiror or the Acquiror Parent) that the Circular contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Circular, as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Circular to Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.4   Final Order

If (i) the Interim Order is obtained, and (ii) the Arrangement Resolution is passed at the Special Meeting by Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, the Company shall as soon as reasonably practicable thereafter and in any event within three (3) Business Days thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 291 of the BCA.

2.5 **Court Proceedings**

Subject to the terms of this Agreement, the Company will diligently pursue the Interim Order and the Final Order and the Acquiror and Acquiror Parent will cooperate with and assist the Company in seeking the Interim Order and the Final Order, including by providing the Company on a timely basis any information required to be supplied by the Acquiror or Acquiror Parent in connection therewith. The Company will provide the Acquiror's legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. The Company will ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement. The Company will also provide the Acquiror's legal counsel on a timely basis with copies of any notice of appearance or notice of intent to oppose and any evidence served on the Company or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal therefrom. Subject to applicable Law, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Acquiror's prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require the Acquiror to agree or consent to any increase in the Consideration or other modification or amendment to such filed or served materials that expands or increases the Acquiror's obligations or diminish the Acquiror's rights set forth in this Agreement or in such materials. The Company will oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, the Acquiror.

2.6 **Plan of Arrangement and Effective Date**

(1)   The Company agrees to negotiate in good faith with the Acquiror and Acquiror Parent to amend the Plan of Arrangement at any time and from time to time prior to the Effective Date, at the reasonable request of the Acquiror, to modify any of its terms as determined to be necessary or desirable by the Acquiror, acting reasonably, provided that no such amendment (i) is inconsistent with the Interim Order, the Final Order or this Agreement, (ii) is prejudicial to the Company or the Shareholders in any respect, or (iii) creates a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Regulatory Approval or the satisfaction of any other conditions set forth in Article 7.

(2)   The Effective Date will occur on the date upon which the Company and the Acquiror Parent agree in writing as the date upon which the Arrangement becomes effective or, in the absence of such agreement, within five (5) Business Days after obtaining the Final Order and subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 7 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties.

(3)   The Arrangement shall be effective at the Effective Time on the Effective Date and will have all of the effects provided by applicable Law, including the BCA.

2.7   Payment of Consideration

The Acquiror and the Acquiror Parent will, following receipt of the Final Order and no later than two (2) Business Days before the Effective Date, deliver or cause to be delivered to the Depositary sufficient cash to be held in escrow until the Effective Time to pay the aggregate Consideration to be paid to Shareholders (other than dissenting Shareholders) under the Arrangement.

2.8   Announcement and Shareholder Communications

The Acquiror and the Company shall issue either a joint or separate press release(s) with respect to this Agreement and the Arrangement promptly following the execution of this Agreement, the text of such announcement(s) to be in the form(s) approved by each of the Acquiror and the Company in advance, acting reasonably and without delay. Each Party shall consult with the other Party prior to issuing any other press releases or otherwise making public written statements with respect to the Arrangement or this Agreement and shall provide the other Party with a reasonable opportunity to review and comment on all such press releases or public written statements prior to the release thereof. The Acquiror and the Company agree to co-operate in the preparation of presentations, if any, to Shareholders regarding the Plan of Arrangement; provided, however, that the foregoing shall be subject to each Party's overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.

2.9   Withholding Taxes

The Acquiror, the Acquiror Parent, the Depositary and the Company shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder or under the Plan of Arrangement and from all dividends or other distributions or other payments otherwise payable to any former securityholders of the Company such amounts as the Acquiror, the Depositary and the Company may be permitted or required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1   Representations and Warranties

Except as disclosed in the correspondingly numbered paragraph of the Disclosure Letter (which disclosure shall apply against any representations and warranties to which it is reasonably apparent it should relate), the Company hereby represents and warrants to and in favour of the Acquiror and the Acquiror Parent as set forth in Schedule C, and acknowledges and agrees that the Acquiror and the Acquiror Parent are relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2   Disclaimer

The Acquiror and the Acquiror Parent agree and acknowledge that, except as set forth in this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to the Company, its businesses, the past, current or future financial condition or its assets, liabilities or operations, or its past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

3.3   Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR AND THE ACQUIROR PARENT

4.1   Representations and Warranties

The Acquiror and the Acquiror Parent hereby represent and warrant to and in favour of the Company as set forth in Schedule D, and acknowledges that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

4.2   Disclaimer

The Company agrees and acknowledges that, except as set forth in this Agreement, the Acquiror and the Acquiror Parent make no representation or warranty, express or implied, at law or in equity, with respect to the Acquiror or the Acquiror Parent, their businesses, the past, current or future financial condition or their assets, liabilities or operations, or their past, current or future profitability, performance or cash flows, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed.

4.3   Survival of Representations and Warranties

The representations and warranties of the Acquiror and the Acquiror Parent contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1   Covenants of the Company Regarding the Conduct of Business

(1)   The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement or as otherwise expressly contemplated by this Agreement or disclosed in Section 5.1 of the Disclosure Letter, or as required by applicable Laws or any Governmental Entity or as consented to by the Acquiror in writing (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its subsidiaries to, conduct its business in the Ordinary Course, and use commercially reasonable efforts to maintain and preserve their business organization, assets, goodwill and business relationships and keep available the services of its respective officers and employees as a group. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as required by this Agreement or as otherwise expressly contemplated by this Agreement or disclosed in Section 5.1 of the Disclosure Letter, the Company shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of the Acquiror (such consent not to be unreasonably withheld or delayed):

(a)   (i) amend its articles, charter or by-laws or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of the Company or any of its subsidiaries; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares in the capital of the Company or its subsidiaries, or any rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of the Company or its subsidiaries, other than the issuance of Common Shares pursuant to the terms of the Options outstanding on the date hereof; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of the Company or any of its subsidiaries; or (v) reduce the stated capital of any of its securities;

(b)   adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its subsidiaries;

(c)   amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with U.S. GAAP;

(d) (i) make or rescind any material Tax election, amend any Tax Return, settle or compromise any material liability for Taxes or change or revoke any of its methods of Tax accounting, (ii) enter into any material "closing agreement" within the meaning of Section 7121 of the Code or (iii) take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice;

(e) reorganize, amalgamate, consolidate or merge with any Person;

(f) sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, in whole or in part, any of its assets with a transaction value in excess of $10,000 (which for the avoidance of doubt, shall not be considered to include the disposal by the Company or any subsidiary of obsolete assets);

(g) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, business, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contribution of capital, property transfer, or purchase of any other property or assets of any other Person, or acquire any license rights, other than (i) the acquisition of any raw materials in the Ordinary Course or (ii) pursuant to a Contract in existence on the date hereof;

(h) incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans, capital contributions, investments or advances other than pursuant to a Contract in existence on the date hereof or in connection with acquisitions permitted under clause (k) of this Section 5.1;

(i) prepay any long-term indebtedness before its scheduled maturity;

(j) (i) grant to any officer, employee, consultant or director of the Company or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, consultant or director of the Company or any of its subsidiaries; (iii) take any action with respect to the grant of any severance, change of control, retention, bonus or termination pay to, or enter into, establish, amend or terminate any employment agreement, deferred compensation or other similar agreement with, or hire, or terminate employment (except for just cause or poor performance, and the backfill of those positions in the Ordinary Course) of, any officer, employee, consultant or director of the Company or any of its subsidiaries; (iv) increase any benefits payable under or materially amend any Employee Plan; (v) increase bonus levels or other benefits payable to any director, executive officer, consultant or employee of the Company or any of its subsidiaries; (vi) provide for accelerated vesting, removal of restrictions or an exercise of any stock based or stock related awards (including stock options, stock appreciation rights, deferred share units, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; (vii) establish, adopt or amend (except as required by applicable Law) any collective bargaining agreement or other agreement with a labour union; or (viii) make any payment to a holder of Options in consideration for the extinguishment or termination of Options;

(k)   settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against the Company and/or any of its subsidiaries in excess of $10,000 (except where the action, claim or proceeding is insured and the Company's contribution does not exceed its deductible), or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by this Agreement or the Plan of Arrangement;

(l)   enter into any agreement or arrangement that limits or otherwise restricts in any material respect the Company or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect the Company or any of its affiliates from competing in any manner;

(m)   waive, release or assign any material rights, claims or benefits of the Company or any of its subsidiaries;

(n)   modify or amend in any material respect, transfer or terminate any Material Contract, or waive, release or assign any material rights or claims thereto or thereunder;

(o)   take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entity to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted or as proposed to be conducted, or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities for material Permits;

(p)   declare, set aside or pay any dividends or other distribution (whether in cash, shares or property, or any combination thereof) on the Common Shares;

(q)   make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $25,000;

(r)   make any other expenditure payment or disbursement or take any action that is not in the Ordinary Course and which could reasonably result in the Company materially deviating from the Budget;

(s)   incur, assume or become otherwise responsible for any Transaction Expenses which individually or in the aggregate exceeds \$200,000; or

(t)   authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(2)   The Company shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to Section 5.6, none of Company or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

5.2   **Covenants of the Parties Regarding the Arrangement**

(1)   Subject to the terms of this Agreement, the Company shall, and shall cause each of its subsidiaries to, use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)   using its commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, authorizations, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required to be obtained under the Material Contracts in connection with the Arrangement or (ii) required in order to maintain the Material Contracts in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Acquiror, and without paying, and without committing itself or the Acquiror to pay, any consideration or incur any liability or obligation without the prior written consent of the Acquiror;

(b)   preparing and filing, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and using its commercially reasonable efforts to obtain and maintain all Regulatory Approvals, and providing or submitting all documentation and information that is required, or in the opinion of the Acquiror, advisable, in connection with obtaining the Regulatory Approvals;

(c)   using its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(d)   carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its

Subsidiaries with respect to this Agreement or the Arrangement; and

(e)   not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

(2)   Subject to the terms of this Agreement, each of the Acquiror and the Acquiror Parent shall use its commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)   preparing and filing, as promptly as practicable, all necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals and using its commercially reasonable efforts to obtain and maintain all Regulatory Approvals, and providing or submitting all documentation and information that is required, or in the opinion of the Company, advisable, in connection with obtaining the Regulatory Approvals;

(b)   using its commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or this Agreement;

(c)   carrying out the terms of the Interim Order and the Final Order applicable to it and complying promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement; and

(d)   not taking any action, or refraining from taking any commercially reasonable action, or permitting any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement.

(3)   The Company shall promptly notify the Acquiror of:

(a)   any Material Adverse Effect or any change, effect, event, development, occurrence, circumstance or state of facts which would reasonably be expected to have a Material Adverse Effect;

(b)   any notice or other communication (i) from any Person alleging that the consent (or waiver, authorization, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement or the Arrangement or (ii) from any counterparty to a Material Contract to the effect that such counterparty is terminating or otherwise materially adversely modifying its relationship with the Company or any of its subsidiaries as a result of this Agreement or the Arrangement;

(c)   any notice or other communication from any customer alleging a defect in respect of any products supplied or sold by the Company or its subsidiaries to such customer;

(d)   any notice or other communication from any Governmental Entity in connection with this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Acquiror); or

(e)   any filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 18 of the Disclosure Letter or that relate to this Agreement or the Arrangement.

5.3   Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, the Company shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to the Acquiror, the Acquiror Parent and their Representatives (upon reasonable advance notice and, at the option of the Company, with a Representative of the Company present), such reasonable access during regular business hours as the Acquiror may reasonably require at all reasonable times, without material disruption to the conduct of the Company business, to the Company's and its subsidiaries' officers, employees, agents, properties, books, records and Contracts, and shall make available to the Acquiror all data and information as the Acquiror may reasonably request.

5.4   Privacy

(1)   Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties shall proceed with the transactions contemplated herein, and that the disclosure of Transferred Information relates solely to the carrying on of the business of the Disclosing Party and the completion of the transactions contemplated herein.

(2)   Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(3)   In addition to its other obligations hereunder, Recipient covenants and agrees to: (i) prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions; (ii) after the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information only for those purposes for which

the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (A) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Laws, obtained the consent of such individual to such additional purpose, or (B) such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual; (iii) where required by law, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient; (iv) return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and (v) notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by Laws, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

(4)   Recipient shall at all times keep strictly confidential all Transferred Information provided to it, and shall instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient's obligations hereunder and according to applicable Laws.

(5)   Recipient shall ensure that access to the Transferred Information shall be restricted to those employees or advisors of the respective Recipient who have a *bona fide* need to access such information in order to complete the transactions contemplated herein.

5.5   Pre-Acquisition Reorganization

(1)   Subject to Section 5.5(2), the Company agrees that, upon request of the Acquiror, the Company shall use commercially reasonable efforts to cooperate with the Acquiror in the structuring and carrying out of such reorganization of its corporate structure, capital structure, business, operations and assets or such other transaction as the Acquiror may request, acting reasonably (a **"Pre-Acquisition Reorganization"**).

(2)   The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 5.5(1) unless, in the opinion of the Company, acting reasonably, such Pre-Acquisition Reorganization:

(a)   can be completed immediately prior to the Effective Date, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company, any of its subsidiaries or the Shareholders;

(b)   is not prejudicial to the Company or the Shareholders or inconsistent with the terms of the Agreement;

(c)   does not reduce, or impact the form of, the Consideration to be received by

Shareholders pursuant to the Arrangement;

(d)   does not result in Taxes being imposed on, or other adverse Tax consequences to, the Shareholders generally that are greater than the Taxes imposed on or other consequences to the Shareholders in connection with the completion of the Arrangement in the absence of such Pre-Closing Reorganization;

(e)   does not unreasonably nor materially interfere with the ongoing operations of the Company and its subsidiaries;

(f)   does not impair the ability of the Company to consummate, and will not delay the consummation of, the Arrangement;

(g)   does not impair or delay the satisfaction of any of the conditions set forth in Article 7; and

(h)   does not require the Company or any of its Subsidiaries to contravene any Laws, any of its respective constating documents or any Contract.

(3)   The Acquiror must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least fifteen (15) Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Acquiror shall work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement, and shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the Business Day ending immediately prior to the Effective Date (but after the Acquiror has irrevocably waived or confirmed that all of the conditions set out in Section 7.1 and Section 7.1(2) have been satisfied and the Company is satisfied that all of the conditions set forth in Section 7.1 and Section 7.3 are capable of being satisfied prior to the Effective Time).

(4)   The Acquiror shall pay all of the costs and expenses of every nature (including all professional fees and expenses) associated with any Pre-Acquisition Reorganization to be carried out at its request, shall forthwith reimburse same to the Company if the Arrangement is not consummated, and shall indemnify and save harmless the Company and its affiliates, and their respective directors, officers, employees, agents, advisors and Representatives, from and against any and all liabilities, losses, damages, Taxes, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any such Pre-Acquisition Reorganization (including in respect of any reversal, modification or termination of a Pre-Acquisition Reorganization).

(5)   The Acquiror agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a covenant or a representation or warranty of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

5.6   Insurance and Indemnification

(1)   The Company shall be entitled to purchase run off directors' and officers' liability insurance for a period of up to six years from the Effective Date with the prior written consent of the Acquiror, not to be unreasonably withheld, provided that the aggregate cost therefor does not exceed 300% of the annual premiums currently in effect. The Acquiror shall cause the Company to ensure that the articles and/or by-laws of the Company and its subsidiaries (or their respective successors) shall contain the provisions with respect to indemnification set forth in the Company's or the applicable subsidiary's current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of individuals who, immediately prior to the Effective Date, were directors or officers of the Company or any of its subsidiaries.

(2)   The Acquiror agrees that it shall cause the Company to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of the Company and its subsidiaries, and acknowledges that such rights, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

(3)   The provisions of this Section 5.6 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 5.6 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six years.


ARTICLE 6
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION


6.1   Non-Solicitation

(1)   Except as expressly provided in this Article 6, the Company and its subsidiaries shall not, directly or indirectly, through any Representatives of the Company or of any of its subsidiaries, or otherwise, and shall not permit or authorize any such Person to:

(a)   solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any subsidiary or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)   enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than the Acquiror and the Acquiror Parent) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(c)   make a Change in Recommendation;

(d)   accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five (5) Business Days will not be considered to be in violation of this Section 6.1 provided the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation before the end of such five (5) Business Day period (or in the event that the Special Meeting is scheduled to occur within such five (5) Business Day period, prior to the fifth Business Day prior to the date of the Special Meeting)); or

(e)   accept or enter into or publicly propose to accept or enter into any agreement, understanding or arrangements in respect of an Acquisition Proposal.

(2)   The Company shall, and shall cause its subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Acquiror and the Acquiror Parent) with respect to any inquiry, proposal or offer that constitutes, or may reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company will:

(a)   immediately discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of the Company or of any of its subsidiaries; and

(b)   within two (2) Business Days, request, and exercise all rights it has to require (i) the return or destruction of all copies of any non-public confidential information regarding the Company or any of its subsidiaries provided to any Person, and (ii) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its subsidiaries, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(3)   The Company represents and warrants that it has not waived any confidentiality, standstill or similar agreement or restriction to which the Company or any of its subsidiaries is a Party, and further covenants and agrees (i) that the Company shall take all necessary action to enforce each confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any of its subsidiaries is a party, and (ii) that neither the Company, nor any of its subsidiaries or any of their respective Representatives have or will, without the

prior written consent of the Acquiror (which may be withheld or delayed in the Acquiror's sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person's obligations respecting the Company, or any of its subsidiaries, under any confidentiality, standstill, non-disclosure, non-solicitation, use, business purpose or similar agreement, restriction or covenant to which the Company or any of its subsidiaries is a party.

(4) The Company shall advise its subsidiaries and their respective Representatives of the prohibitions set out in this Article 6 and any violation of the restrictions set forth in this Article 6 by the Company, its subsidiaries or their respective Representatives is deemed to be a breach of this Article 6 by the Company.

6.2 Notification of Acquisition Proposals

If the Company or any of its subsidiaries or any of their respective Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any subsidiary in connection with such an Acquisition Proposal, the Company shall immediately notify the Acquiror (at first orally and then promptly and in any event within 24 hours in writing) of such Acquisition Proposal, inquiry, proposal, offer or request. Such notice shall include a description of its material terms and conditions of such Acquisition Proposal or request and the identity of all Persons making the Acquisition Proposal or request and shall provide the Acquiror with copies of all written documents, correspondence or other material received in respect of, from or on behalf of any such Person. The Company shall keep the Acquiror fully informed on a current basis of the status of material or substantive developments and (to the extent the Company is permitted by Section 6.3 to enter into discussions or negotiations), the status of discussions and negotiations with respect to any such Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments thereto, and shall provide the Acquiror with copies of all correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material terms of such correspondence sent or communicated to the Company by or on behalf of any Person making any such Acquisition Proposal, inquiry, proposal, offer or request.

6.3 Responding to Acquisition Proposal and Superior Proposals

(1) Notwithstanding Section 6.1, if at any time prior to the approval of the Arrangement Resolution by the Shareholders, the Company receives a *bona fide* written Acquisition Proposal (that was not solicited after the date hereof in contravention of Section 6.1), the Company may engage in or participate in discussions or negotiations regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of the Company or its subsidiaries to the Person making such Acquisition Proposal, if and only if:

(a) the Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal (disregarding any due diligence or access condition) constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)   such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction with the Company or any of its subsidiaries;

(c)   The Company has been, and continues to be, in compliance with its obligations under this Article 6;

(d)   prior to providing any such copies, access, or disclosure, the Company enters into a confidentiality and standstill agreement with such Person in a form acceptable to the Acquiror and any such copies, access or disclosure provided to such Person shall have already been (or will simultaneously be) provided to the Acquiror; and

(e)   The Company promptly provides the Acquiror with:

(i)   written notice stating the Company's intention to participate in such discussions or negotiations and to provide such copies, access or disclosure; and

(ii)   prior to providing any such copies, access or disclosure, a true, complete and final executed copy of the confidentiality and standstill agreement referred to in Section 6.3(1)(d).

(2)   Nothing contained in this Section 6.3 shall prohibit the Board from complying with a court order or Section 2.17 of National Instrument 62-104 – *Takeover Bids and Issuer Bids* and similar provisions under Securities Laws relating to the provision of a directors' circular in respect of an Acquisition Proposal.

6.4   Right to Match

(1)   If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Shareholders, the Board may, subject to compliance with Article 8, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)   the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure, use, business purpose or similar restriction;

(b)   The Company has been, and continues to be, in compliance with its obligations under this Article 6;

(c)   The Company has delivered to the Acquiror a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value in financial terms offered under such Acquisition Proposal (the "**Superior**

Proposal Notice");

(d) The Company has provided the Acquiror a draft of the proposed definitive agreement for the Superior Proposal and, if applicable, any financing documents supplied to the Company in connection therewith;

(e) at least five (5) Business Days (the "**Matching Period**") have elapsed from the date that is the later of the date on which the Acquiror received the Superior Proposal Notice and the date on which the Acquiror received all of the materials set forth in Section 6.4(1)(d);

(f) during any Matching Period, the Acquiror has had the opportunity (but not the obligation), in accordance with Section 6.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(g) after the Matching Period, the Board has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Acquiror under Section 6.4(2)); and

(h) prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 8.2(1)(d) and pays the Termination Fee pursuant to Section 8.3.

(2) During the Matching Period, or such longer period as the Company may approve in writing for such purpose: (a) the Board shall review any offer made by the Acquiror under Section 6.4(1) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) the Company shall negotiate in good faith with the Acquiror to make such amendments to the terms of this Agreement and the Arrangement as would enable the Acquiror to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Acquiror and the Company and the Acquiror shall amend this Agreement to reflect such offer made by the Acquiror, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3) Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 6.4, and the Acquiror shall be afforded a new three (3) Business Day Matching Period from the later of the date on which the Acquiror received the Superior Proposal Notice and the date on which the Acquiror received all of the materials set forth in Section 6.4(1)(d) with respect to the

new Superior Proposal from the Company.

(4)   The Board shall reaffirm the Board Recommendation by press release promptly, and not later than five (5) Business Days, after any Acquisition Proposal which is not determined to be a Superior Proposal is publicly announced or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 6.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Acquiror and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall make all reasonable amendments to such press release as requested by the Acquiror and its counsel.

(5)   If the Company provides a Superior Proposal Notice to the Acquiror on a date that is less than 10 Business Days before the Special Meeting, the Acquiror will be entitled to require the Company to adjourn or postpone the Special Meeting in accordance with the terms of this Agreement to a date specified by the Acquiror that is not more than 10 days after the scheduled date of the Special Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five (5) Business Days prior to the Outside Date. If a Matching Period would not terminate before the date fixed for the Special Meeting, the Company shall adjourn or postpone the Special Meeting to a date that is at least five (5) Business Days after the expiration of the applicable Matching Period.

ARTICLE 7
CONDITIONS

7.1   Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Acquiror and the Company:

(1)   **Arrangement Resolution**. The Arrangement Resolution shall have been approved and adopted by the Shareholders at the Special Meeting in accordance with the Interim Order.

(2)   **Interim and Final Order**. The Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and the Acquiror, acting reasonably, on appeal or otherwise.

(3)   **Illegality**. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Acquiror from consummating the Arrangement.

(4)   **Proceedings**. No action, suit or proceeding shall have been taken under any applicable Law or by any Governmental Entity that prohibits or enjoins the consummation of the Arrangement.

(5)   **TSXV Approval**. The TSXV shall have conditionally accepted notice of the Arrangement.

(6)   **Termination**. This Agreement shall not have been terminated in accordance with its terms.

7.2   Additional Conditions Precedent to the Obligations of the Acquiror

The obligations of the Acquiror and the Acquiror Parent to complete the transactions contemplated by this Agreement are subject to the fulfillment of each of the following conditions precedent at or before the Effective Time or such other time as specified below (each of which is for the exclusive benefit of the Acquiror and the Acquiror Parent and may be waived by the Acquiror and the Acquiror Parent in whole or in part at any time):

(1)   **Performance of Covenants**. All covenants of the Company under this Agreement to be performed on or before the Effective Date which have not been waived by the Acquiror shall have been duly performed by the Company in all material respects, and the Acquiror shall have received a certificate of the Company addressed to the Acquiror and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (without personal liability), confirming the same as at the Effective Time.

(2)   **Representations and Warranties**. (i) Each Company Fundamental Representation shall be true and correct in all respects as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (ii) the representations and warranties of the Company set forth in paragraph (5) *[Capitalization]* of Schedule C shall be true and correct as of the Effective Time as though made on and as of the Effective Time in all but *de minimis* respects (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); (iii) all other representations and warranties of the Company shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company (and, for this purpose, any reference to "Material", "Material Adverse Effect" or any other concept of materiality in such representations and warranties shall be ignored); and (iv) the Acquiror shall have received a certificate of the Company addressed to the Acquiror and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company's behalf and without personal liability), confirming the same as at the Effective Time.

(3)   **No Legal Action.** There is no action or proceeding pending or threatened by any Governmental Entity or other Person in any jurisdiction to:

(i) cease trade, enjoin, prohibit, or impose any limitations, damages or conditions on, the Acquiror's ability to acquire, hold, or exercise full rights of ownership over, any Common Shares, including the right to vote the Common Shares; or

(ii) prohibit or restrict the ownership or operation by the Acquiror of the business or assets of the Acquiror, the Company or any of its subsidiaries, or compel the Acquiror to dispose of or hold separate any material portion of the business or assets of the Acquiror, the Company or any of its subsidiaries as a result of the Arrangement.

(4) **No Material Adverse Effect.** Since the date of this Agreement, there shall not have occurred, or have been disclosed to the public (if previously undisclosed to the public) any Material Adverse Effect in respect of the Company, and the Company shall have provided to the Acquiror a certificate of a senior executive officer of the Company certifying the same as at the Effective Time.

(5) **Dissent Rights**. Shareholders shall not have exercised their Dissent Rights in connection with the Arrangement with respect to more than 5% of the Common Shares.

7.3   Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the transactions contemplated by this Agreement are subject to the following conditions precedent at or before the Effective Time or such other time as specified below (each of which is for the exclusive benefit of the Company and may be waived by the Company in whole or in part at any time):

(1) **Performance of Covenants**. All covenants of the Acquiror and the Acquiror Parent under this Agreement to be performed on or before the Effective Date shall have been duly performed by the Acquiror and the Acquiror Parent in all material respects, and the Company shall have received a certificate of each of the Acquiror and the Acquiror Parent, addressed to the Company and dated the Effective Date, signed on behalf of Acquiror and the Acquiror Parent by a senior executive officer of each (without personal liability), confirming the same as at the Effective Time.

(2) **Representations and Warranties**. (i) The representations and warranties of the Acquiror and the Acquiror Parent shall be true and correct as of the Effective Time as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where any failure or failures of any such other representations and warranties to be so true and correct in all respects would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Acquiror (and, for this purpose, any reference to "Material", "Material Adverse Effect" or any other concept of materiality in such representations and warranties shall be ignored); and (iii) the Company shall have received a certificate of each of the Acquiror and the Acquiror Parent, addressed to the Company and dated the Effective Date, signed on behalf of Acquiror and the Acquiror Parent by a senior executive officer of each (without personal

liability), confirming the same as at the Effective Time.

(3) **Payment of Consideration**. The Acquiror and the Acquiror Parent shall have fully satisfied their obligations under Section 2.7.

7.4 Satisfaction of Conditions

The conditions precedent set out in Sections 7.1 to 7.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

7.5 Notice and Cure Provisions

(1) Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(a) cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or

(b) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(2) Notification provided under this Section 7.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3) The Acquiror may not exercise its rights to terminate this Agreement pursuant to Section 8.2(1)(c)(iii) and the Company may not exercise its right to terminate this Agreement pursuant to Section 8.2(1)(d)(iii) unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of ten Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application and such filing shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

ARTICLE 8
TERM AND TERMINATION

8.1   Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2   Termination

(1)   Subject to Section 7.5 and the last paragraph of this Section 8.2, this Agreement, may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement or the Arrangement Resolution by the Shareholders or the Arrangement by the Court):

(a)   by mutual written agreement of the Company and the Acquiror;

(b)   by either the Company or the Acquiror, if

(i)   the Effective Time does not occur on or before the Outside Date, except that the right to terminate this Agreement under this Section 8.2(1)(b)(i) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the principal cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

(ii)   after the date of this Agreement, any Law is enacted or any injunction or court order is rendered that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Acquiror from consummating the Arrangement and such applicable Law, injunction or court order has become final and non-appealable, provided that the Party seeking to terminate this Agreement shall have used commercially reasonable efforts to prevent the entry of or remove or lift such prohibition or injunction; or

(iii)   the Shareholder Approval is not obtained at the Special Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order;

(c)   by the Acquiror, if:

(i)   the Board or any committee of the Board fails to recommend or withdraws, amends, modifies or qualifies, publicly proposes or states its intention to do so, or fails to publicly reaffirm (without qualification) within five (5) Business Days after having been requested in writing by the Acquiror to do so, the Board Recommendation, or takes no position or a neutral position with respect to an Acquisition Proposal for more than five (5) Business Days after first learning of an Acquisition Proposal, or takes any other action that is or becomes disclosed publicly and which can reasonably be interpreted to indicate that the Board or a committee of the Board does not support the Arrangement and this Agreement or does not believe that the Arrangement and this Agreement are in the best interests of the Shareholders (a "**Change in Recommendation**"), or the Company wilfully or intentionally breaches Section 6.1(1) in any respect or, the Board or any committee of the Board resolves to take any of the foregoing actions;

(ii)   any of the conditions set forth in Section 7.1(2), Section 7.1(5) or Section 7.2 has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date, provided that the Acquiror is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1(2), Section 7.1(5) or Section 7.3 not to be satisfied;

(iii)   a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 7.2(1) or Section 7.2(2) not to be satisfied; provided that the Acquiror is not then in breach of this Agreement so as to cause any condition in Section 7.3(1) or Section 7.3(2) not to be satisfied;

(iv)   the Company is in breach or in default of any of its obligations or covenants set forth in Sections 6.1, 6.2, 6.3, or 6.4;

(v)   the Special Meeting has not occurred on or before October 2, 2017, 2017; provided that (i) this date was not extended pursuant to Section 2.2(1) in order to clear comments received from the U.S. Securities and Exchange Commission and (ii) the right to terminate this Agreement pursuant to this Section 8.2(1)(c)(v) shall not be available to the Acquiror if the failure by the Acquiror to fulfil any obligation hereunder is the cause of, or results in, the failure of the Special Meeting to occur on or before such date;

(vi)   the Company provides the Acquiror with a Superior Proposal Notice;

(vii)   there has occurred a Material Adverse Effect in respect of the Company prior to the Effective Date; or

(viii)   the condition set forth in Section 7.2(5) *[Dissent Rights]* is not capable of being satisfied by the Outside Date;

(d)   by the Company, if:

(i)   prior to obtaining Shareholder Approval, subject to the Company having complied with the terms of this Agreement including Sections 6.3 and 6.4, the Board authorizes the Company to enter into an agreement (other than a confidentiality agreement pursuant to Section 6.1(2)) concerning, or proposes publicly to approve or recommend or enter into an agreement (other than a confidentiality agreement pursuant to Section 6.1(2)) with respect to a Superior Proposal; provided that concurrently with such termination, the Company pays the Termination Fee payable pursuant to Section 8.3;

(ii)   any of the conditions set forth in Section 7.1(2), Section 7.1(5) or Section 7.3 has not been satisfied or waived by the Outside Date or such condition is incapable of being satisfied by the Outside Date, provided that the Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 7.1(2), Section 7.1(5) or Section 7.2 not to be satisfied;

(iii)   a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Acquiror and the Acquiror Parent under this Agreement occurs that would cause any condition in Section 7.3(1) or Section 7.3(2) not to be satisfied; provided that the Acquiror and the Acquiror Parent are not then in breach of this Agreement so as to cause any condition in Section 7.2(1) or Section 7.2(2) not to be satisfied; or

(iv)   any event occurs as a result of which the condition set forth in Section 7.3(3) *[Payment of Consideration]* is not capable of being satisfied by the Outside Date.

(2)   The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(1)(a)) shall give notice of such termination to the other Party. If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and of no effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except as otherwise expressly contemplated hereby, and provided that the provisions of this paragraph, Section 8.3 and Article 9 shall survive any termination hereof pursuant to Section 8.2; provided further that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve a Party from any liability arising prior to such termination and no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

8.3   Termination Fee

(1)   Despite any other provision in this Agreement relating to the payment of fees and expenses the Acquiror shall be entitled to a fee of $500,000 (the "**Termination Fee**") upon the occurrence of any of the following events (each a "**Termination Fee Event**") which shall be paid by the Company within the time specified in respect of each such Termination Fee Event:

(a)   this Agreement is terminated by the Acquiror pursuant to Section 8.2(1)(c)(i) *[Change in recommendation]* or Section 8.2(1)(c)(vi) *[Superior Proposal Notice]* in which case the termination fee shall be paid on the first Business Day following such termination;

(b)   this Agreement is terminated by the Company pursuant to Section 8.2(1)(d)(i) *[Superior Proposal]*, in which case the Termination Fee shall be paid concurrent with such termination; or

(c)   this Agreement is terminated by the Acquiror pursuant to Section 8.2(1)(c)(iii) *[Breach of Representations and Warranties or Covenants]*, Section 8.2(1)(c)(iv) *[Breach of Non Solicitation]* or Section 8.2(1)(c)(v) *[Special Meeting has not occurred]*, by either Party pursuant to Section 8.2(1)(b)(i) *[Effective Time not prior to the Outside Date]* or Section 8.2(1)(b)(iii) *[No Shareholder Approval]* or by the Company pursuant to Section 8.2(1)(d)(ii) *(Effective Time not prior to the Outside Date)* (in circumstances where the Acquiror would also be entitled to terminate this Agreement pursuant to Section 8.2(1)(c)(iii), Section 8.2(1)(c)(iv), Section 8.2(1)(c)(v) or Section 8.2(1)(b)(iii)), but only if, in the case of this Section 8.3(1)(c), prior to the termination of this Agreement, an Acquisition Proposal shall have been made to the Company, or the intention to make an Acquisition Proposal with respect to the Company shall have been announced, disclosed or otherwise communicated by any Person to the Board (other than the Acquiror or any of its affiliates), and if within 12 months following the date of such termination:

(i)   an Acquisition Proposal made, announced, disclosed or otherwise communicated to the Board prior to the termination of this Agreement is consummated by the Company; or

(ii)   the Company and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Board approves or recommends, an Acquisition Proposal made, announced, disclosed or otherwise communicated to the Board prior to the termination of this Agreement and at any time thereafter (whether or not within 12 months following the date of termination of this Agreement), such Acquisition Proposal is consummated;

then an amount equal to the Termination Fee, shall be payable (less any applicable withholding tax) within two (2) Business Days following the closing of the applicable transaction referred to therein.

(2)   The Termination Fee shall be payable by the Company to the Acquiror (less any applicable withholding tax) by wire transfer in immediately available funds to an account specified by the Acquiror.

(3)   Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. The Parties further acknowledge and agree that the Termination Fee is a payment of liquidated monetary

damages which are a genuine pre-estimate of the damages which the Acquiror will suffer or incur as a result of the cancellation and termination of all rights and obligations with respect to the direct or indirect acquisition of the Company by the Acquiror in the circumstances in which the Termination Fee is payable, that such payment is not for lost profits or a penalty, and that no Party shall take any position inconsistent with the foregoing. The Company irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive.

(4)   The Acquiror and the Acquiror Parent hereby acknowledge and agree that, upon any termination of this Agreement as permitted under Section 8.2 under circumstances where the Acquiror is entitled to the Termination Fee and such Termination Fee is paid in full to the Acquiror, the Acquiror and the Acquiror Parent shall be precluded from any other remedy against the Company at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the Company or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby; provided, however that this limitation shall not apply in the event of fraud or willful and material breach by the Company of its representations, warranties, covenants or agreements set forth in this Agreement (which breach and liability therefore shall not be affected by termination of this Agreement or any payment of the amounts set out in Section 6.3, as applicable.

8.4   Expenses and Expense Reimbursement

(1)   Except as provided in Section 5.5(4) and subject to Section 8.4(2) and Section 8.4(3), all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

(2)   In addition to the rights of the Acquiror under Section 8.3, if this Agreement is terminated by the Acquiror pursuant to Section 8.2(1)(c)(iii) *[Breach of Representations and Warranties or Covenants]*, then the Company shall, within two (2) Business Days of such termination, pay or cause to be paid to the Acquiror by wire transfer of immediately available funds an amount equal to its actual expenses incurred in connection with the Arrangement and the transactions related thereto up to a maximum of $200,000.

(3)   If this Agreement is terminated by the Company pursuant to Section 8.2(1)(d)(iii) *[Breach of Representations and Warranties or Covenants]* or pursuant to Section 8.2(1)(d)(iv) *[Breach of Payment Condition]*, then the Acquiror and Acquiror Parent shall, within two (2) Business Days of such termination, pay or cause to be paid to the Company by wire transfer of immediately available funds an amount equal to its actual expenses incurred in connection with the Arrangement and the transactions related thereto up to a maximum of $200,000.

ARTICLE 9
GENERAL PROVISIONS

9.1   Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Special Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and the Final Order and applicable Law, without limitation:

(a)   change the time for performance of any of the obligations or acts of the Parties;

(b)   waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)   waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of the Parties; and/or

(d)   waive compliance with or modify any mutual conditions precedent herein contained.

9.2   Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance, except as provided herein, with any of the other Party's agreements or the fulfilment of any conditions to its own obligations contained herein, or (i)   waive inaccuracies in any of the other Party's representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

9.3   Third Party Beneficiaries

(1)   Except as provided in Section 2.3(3), Section 5.5(4) and Section 5.6 and which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 9.3 as the **"Indemnified Persons"**), and the Company and the Acquiror intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(2)   Despite the foregoing, the Acquiror and the Acquiror Parent acknowledge to each of the Indemnified Persons their direct rights against it under Section 2.3(3), Section 5.5(4) and Section 5.6 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, the Company confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.

9.4   Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission (with transmission confirmation), or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)   if to the Acquiror or the Acquiror Parent:

Louisiana-Pacific Corporation
414 Union Street
Nashville, TN 37219

Attention: Chief Executive Officer
Facsimile: (866) 435-1843

with copies (which shall not constitute notice) to:

Stikeman Elliott LLP
1155 René-Lévesque Blvd. West
41st Floor
Montréal, QC H3B 3V2

Attention: Pierre-Yves Leduc and Jennifer Honeyman
Facsimile: (514) 397-3596; (604) 681-1825

(b)   if to the Company:

International Barrier Technology Inc.
510 4th Street North
PO Box 379
Watkins, MN
55389

Attention: Chief Financial Officer
Facsimile: (320) 764-5799

with a copy (which shall not constitute notice) to:

Morton Law LLP
1200 – 750 West Pender Street
Vancouver, BC V9K 2J5

Attention: Edward L. Mayerhofer
Facsimile: (604) 681-9652

9.5   Governing Law

(1)   This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia, excluding any conflicts of laws rules thereunder, and the federal laws of Canada applicable therein.

(2)   Each Party irrevocably attorns and submits to the exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

9.6   Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, except as provided in Section 8.3, the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent or address breaches of this Agreement, and any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief is hereby being waived.

9.7   Time of Essence

Time shall be of the essence in this Agreement.

9.8   Entire Agreement

This Agreement (including the Schedules hereto and the Disclosure Letter, including the schedules thereto) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof, including the letter of intent dated May 30, 2017 between the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

9.9   Successors and Assigns

(1)   This Agreement becomes effective only when executed by the Company, the Acquiror Parent and the Acquiror. After that time, it will be binding upon and enure to the benefit of the Company, the Acquiror Parent, the Acquiror and their respective successors.

(2)   Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, provided that the Acquiror may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement may be assumed by, a wholly-owned direct or indirect subsidiary of the Acquiror, provided that if such assignment and/or assumption takes place, the Acquiror shall continue to be liable jointly and severally with such subsidiary for all of its obligations hereunder.

9.10   Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.11   Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

[Rest of the page intentionally left blank]

IN WITNESS WHEREOF the Acquiror, the Acquiror Parent and the Company have caused this Agreement to be executed as of the date first written above.

LOUISIANA-PACIFIC CANADA LTD.

Per:

_____/s/ Sallie B. Bailey_____
Name: Sallie B. Bailey
Title: Chief Financial Officer

LOUISIANA-PACIFIC CORPORATION

Per:

_____/s/ William B. Southern_____
Name: William B. Southern Title: Chief Executive Officer

INTERNATIONAL BARRIER TECHNOLOGY INC.

Per:

_____/s/ Michael D. Huddy_____
Name: Michael D. Huddy Title: President and CEO

SCHEDULE A
TO THE ARRANGEMENT AGREEMENT

PLAN OF ARRANGEMENT

UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

(see attached)

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms shall have the meaning hereinafter set out:

"**Acquiror**" means Louisiana-Pacific Canada Ltd., a corporation existing under the laws of the Province of British Columbia;

"**Acquiror Parent**" means Louisiana-Pacific Corporation, a corporation existing under the laws of the State of Delaware;

"**Arrangement**" means an arrangement under section 288 of the BCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court in the Final Order;

"**Arrangement Agreement**" means the arrangement agreement dated July 31, 2017 to which this Plan of Arrangement is attached as Schedule A, as the same may be amended, varied or supplemented from time to time;

"**Arrangement Resolution**" means the special resolution of the Shareholders approving the Arrangement to be considered at the Special Meeting, substantially in the form of Schedule B to the Arrangement Agreement;

"**BCA**" means the *Business Corporations Act* (British Columbia);

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Watkins, Minnesota, Nashville, Tennessee or Vancouver, British Columbia;

"**Common Shares**" means common shares in the capital of the Company;

"**Company**" means International Barrier Technology Inc., a corporation existing under the laws of the Province of British Columbia;

"**Consideration**" means $0.41 in cash per Common Share, without interest;

"**Court**" means the Supreme Court of British Columbia;

"**Depositary**" means any trust company, bank or financial institution agreed to in writing between the Acquiror and the Company for the purpose of, among other things, receiving Letters of Transmittal;

"Dissent Rights" has the meaning ascribed thereto in Section 3.1(a) hereof;

"Dissent Shares" means Common Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights;

"Dissenting Shareholder" means a registered Shareholder who has duly exercised a Dissent Right and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of Common Shares in respect of which Dissent Rights are validly exercised by such Shareholder;

"Effective Date" means the date upon which the Acquiror and the Company agree in writing as the date upon which the Arrangement becomes effective or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to completion of the Arrangement set out in sections 7.1, 7.2 and 7.3 of the Arrangement Agreement (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, waiver of those conditions as of the Effective Date by the applicable party for whose benefit such conditions exist);

"Effective Time" shall be 12:01am (Vancouver time) on the Effective Date or such other time as agreed to by the Acquiror and the Company in writing;

"Final Order" means the final order of the Court pursuant to section 291 of the BCA approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

"Governmental Entity" means any applicable: (a) multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, minister, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, commissioner, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

"Interim Order" means the interim order of the Court made in connection with the Arrangement and providing for, among other things, the calling and holding of the Special Meeting, as the same may be amended, supplemented or varied by the Court;

"Law" or **"Laws"** means all laws (including common law), by laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements having the force of law, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term **"applicable"** with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over such Person or its or their business, undertaking, assets, property or securities;

"Letter of Transmittal" means the letter of transmittal to be delivered by the Company to the Shareholders for use in connection with the Arrangement;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Person" includes an individual, partnership, association, company, corporation, body corporate, limited liability company, unincorporated association, unincorporated syndicate, unincorporated organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with section 9.1 of the Arrangement Agreement and this plan of arrangement;

"Shareholders" means the holders of Common Shares;

"Special Meeting" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider, among other things, the Arrangement Resolution; and

"Tax Act" means the *Income Tax Act* (Canada).

1.2 Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, Section or Schedule by number or letter or both refer to the Article, Section or Schedule, respectively, bearing that designation in this Plan of Arrangement.

1.3 Date for any Action

If the date on or by which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.4 Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5 References to Persons and Statutes

A reference to a Person includes any successor to that Person. A reference to any statute includes all regulations made pursuant to such statute and the provisions of any statute or regulation which amends, supplements or supersedes any such statute or regulation.

1.6 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and "$" refers to United States dollars.

1.7 Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect

At the Effective Time, the Arrangement shall without any further authorization, act or formality on the part of the Court become effective and be binding upon the Acquiror, the Acquiror Parent, the Company and the Shareholders, including Dissenting Shareholders.

2.3 Arrangement

Commencing at the Effective Time, the following shall occur and shall be deemed to occur consecutively in the following order, except where noted, without any further authorization, act or formality:

(a) each Dissent Share shall, without any further act or formality, be deemed to have been transferred and assigned by such Dissenting Shareholder to the Acquiror (free and clear of all Liens) in consideration for the right to be paid the fair value of such Dissent Shares in accordance with Article 3;

(b) immediately following the preceding step, each Common Share outstanding immediately prior to the Effective Time (other than any Dissent Share) shall, without any further act or formality by or on behalf of a holder of Common Shares, be deemed to have been transferred and assigned to the Acquiror (free and clear of any Liens) in exchange for the Consideration; and

(c)   concurrently with the preceding step, with respect to each Common Share transferred and assigned in accordance with Section 2.3(a) or Section 2.3(b):

>   (i)   the registered holder thereof shall cease to be the registered holder of such Common Share and the name of such registered holder shall be removed from the register of Shareholders as of the Effective Time;
>
>   (ii) the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Common Share; and
>
>   (iii) the Acquiror will be the holder of all of the outstanding Common Shares and the central securities register of the Company shall be revised accordingly.

The exchanges and cancellations provided for in this Section 2.3 will be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

ARTICLE 3
DISSENT RIGHTS

3.1   Dissent Rights

(a)   Each registered Shareholder may exercise rights of dissent (**"Dissent Rights"**) with respect to Common Shares held by such Shareholder pursuant to Sections 237 to 247 of the BCA, as modified by the Interim Order and this Section 3.1(a); provided that, notwithstanding subsection 242(a) of the BCA, the written objection to the Arrangement Resolution referred to in subsection 242(a) of the BCA must be received by the Company not later than 4:00 p.m. (Vancouver time) two Business Days immediately preceding the date of the Special Meeting (as it may be adjourned or postponed from time to time). Dissenting Shareholders who:

>   (i)   are ultimately entitled to be paid by the Acquiror fair value for their Dissent Shares shall be deemed to have transferred such Dissent Shares (free and clear of all Liens) to the Acquiror in accordance with Section 2.3(a); and
>
>   (ii) are ultimately not entitled, for any reason, to be paid by the Acquiror fair value for their Dissent Shares, shall be deemed to have participated in the Arrangement in respect of those Common Shares on the same basis as a non-dissenting Shareholder and shall be deemed to have transferred such Common Shares to the Company in exchange for the Consideration per Common Share in accordance with Section 2.3(b).

(b)   In no event shall the Acquiror, the Acquiror Parent or the Company or any other person be required to recognize a Dissenting Shareholder as a registered or beneficial owner of Common Shares or any interest therein (other than the rights set out in this Section 3.1) at or after the Effective Time, and at the Effective Time the names of such Dissenting Shareholders shall be deleted from the central securities register of the Company as at the Effective Time.

(c)   For greater certainty, in addition to any other restrictions in the Interim Order, no person shall be entitled to exercise Dissent Rights with respect to Common Shares in respect of which a person has voted or has instructed a proxyholder to vote in favour of the Arrangement Resolution.

ARTICLE 4
CERTIFICATES AND PAYMENTS

4.1   Payment of Consideration

(a)   Following receipt of the Final Order and no later than two (2) Business Days prior to the Effective Time, the Acquiror shall deposit, or arrange to be deposited, for the benefit of holders of Common Shares, cash with the Depositary in the aggregate amount equal to the payments in respect thereof required by this Plan of Arrangement.

(b)   Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were transferred pursuant to Section 2.3(b), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder represented by such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such Shareholder, the Consideration which such Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to Section 4.3, and any certificate so surrendered shall forthwith be cancelled.

(c)   Until surrendered as contemplated by this Section 4.1, each certificate that immediately prior to the Effective Time represented Common Shares shall be deemed after the Effective Time to represent only the right to receive upon such surrender the Consideration to which the holder is entitled to receive in lieu of such certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such certificate formerly representing Common Shares not duly surrendered on or before the fifth anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Common Shares of any kind or nature against or in the Company or the Acquiror. On such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered and forfeited to the Acquiror.

(d)   Any payment made by way of cheque by the Depositary pursuant to the Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the fifth anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the fifth anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Shareholder to receive the Consideration for Common Shares pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Acquiror or the Company, as applicable.

4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 2.3(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration deliverable in accordance with such holder's Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to the Acquiror and the Depositary (acting reasonably) in such sum as the Acquiror may direct, or otherwise indemnify the Acquiror and the Company in a manner satisfactory the Acquiror and the Company, acting reasonably, against any claim that may be made against the Acquiror and the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3 Withholding Rights

The Acquiror, the Company or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement, such amounts as the Acquiror, the Company or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

4.4 No Liens

Any exchange or transfer of Common Shares pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

ARTICLE 5
AMENDMENTS

5.1 Amendments

(a)   The Acquiror and the Company reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that any such amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Special Meeting, then: (i) approved by the Court, and (ii) if the Court directs, approved by the Shareholders and communicated to the Shareholders if and as required by the Court, and in either case in the manner required by the Court.

(b)   Subject to the provisions of the Interim Order, any amendment, modification or supplement to this Plan of Arrangement, if agreed to by the Company and the Acquiror, may be proposed by the Company and the Acquiror at any time prior to or at the Special Meeting, with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Special Meeting shall become part of this Plan of Arrangement for all purposes.

(c)   Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Special Meeting will be effective only if it is consented to by each of the Company and the Acquiror and, if required by the Court, by some or all of the Shareholders voting in the manner directed by the Court.

(d)   Any amendment, modification or supplement to this Plan of Arrangement may be made by the Company and the Acquiror without the approval of or communication to the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Company and the Acquiror is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of any of the Shareholders.

(e)   Notwithstanding the foregoing provisions of this Article 5, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

ARTICLE 6
FURTHER ASSURANCES

6.1   Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B
TO THE ARRANGEMENT AGREEMENT

ARRANGEMENT RESOLUTION

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (**"Arrangement"**) under Section 288 of the *Business Corporations Act* (British Columbia), all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the **"Plan of Arrangement"**) attached to the management information circular of International Barrier Technology Inc. (the **"Company"**) in connection therewith (the **"Circular"**), and all transactions contemplated thereby, be and are hereby authorized, approved and adopted;

2. the Plan of Arrangement be and is hereby authorized, approved and adopted;

3. the arrangement agreement dated July 31, 2017 between the Company, Louisiana-Pacific Canada Ltd. and Louisiana-Pacific Corporation, as may be amended from time to time (the **"Arrangement Agreement"**), and all transactions contemplated therein, and the actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement and causing the performance by the Company of its obligations thereunder, be and are hereby confirmed, ratified, authorized and approved;

4. notwithstanding that this resolution has been duly passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company be and are hereby authorized and empowered, without further notice to, or approval of, the shareholders of the Company (i) to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and to revoke this resolution at any time prior to the Effective Time (as defined in the Arrangement Agreement); and

5. any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute, with or without the corporate seal and, if appropriate, deliver any and all other agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do, or cause to be done, any and all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement, the completion of the Arrangement and related transactions in accordance with the Arrangement Agreement and the matters authorized hereby, including, without limitation, (i) all actions required to be taken by or on behalf of the Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities and (ii) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise

to be entered into by the Company, such determination to be conclusively evidenced by the execution and delivery of any such document, agreement or instrument, and the taking or doing of any such action."

SCHEDULE C
TO THE ARRANGEMENT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1) Organization and Qualification.

The Company is a corporation duly incorporated and validly existing under the applicable Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets (including, for greater certainty, shares it holds in the share capital of each of its subsidiaries) as now owned and to carry on its business as it is now being conducted. A true and complete copy of the constating documents of the Company has been provided directly to the Acquiror. The Company is duly qualified, licensed and registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary.

(2) Authority Relative to this Agreement.

The Company has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by the company as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations under this Agreement have been duly authorized by the Board and except for obtaining Shareholder Approval, the Interim Order and the Final Order in the manner contemplated herein, no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement, other than, with respect to the Circular and other matters relating thereto, the approval of the Board. This Agreement has been duly executed and delivered by the Company, and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(3) Governmental Authorization.

The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Arrangement does not require any Regulatory Approval other than (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iv) compliance with Securities Laws and stock exchange rules and policies (v) compliance with any applicable Securities Laws, the U.S. Securities Act and the U.S. Exchange Act and stock exchange rules and regulations; and (vi) any consents, waivers, approvals, actions, filings or notifications.

(4)   <u>No Violation.</u>

Except as disclosed in Section (4) of the Disclosure Letter, neither the authorization, execution and delivery of this Agreement by the Company nor the completion of the transactions contemplated by this Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by the Company with any of the provisions hereof will:

(a)   result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

   (i)   its articles, charters, by-laws or other comparable organizational documents;

   (ii)   any Permit or Material Contract to which the Company or any of its subsidiaries is a party or to which it or any of its properties or assets is bound; or

   (iii)   except for the Regulatory Approvals, any Laws, regulation, order, judgment or decree applicable to the Company or its subsidiaries or their properties or assets;

   except in the case of (ii) and (iii) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate be expected to result in a Material Adverse Effect;

(b)   give rise to any rights of first refusal or trigger any change in control provisions, rights of first offer or first refusal or any similar provisions or any restrictions or limitation under any note, bond, mortgage, indenture, Material Contract or Permit to which the Company is a party;

(c)   give rise to any termination or acceleration of indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(d)   result in the imposition of any Lien upon any of the property or assets of the Company (whether owned or leased), or restrict, hinder, impair or limit the ability of the Company to conduct the business of the Company as and where it is now being conducted,

Except as disclosed in Section (4) of the Disclosure Letter, no consents, approvals or notices are required to be obtained from, or given to, any third party under any Material Contracts or any material Permits of the Company in order for the Company to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement, except for such consents, approvals or notices the failure of which to be obtained or given, would not be expected to result in a Material Adverse Effect.

(5)   Capitalization.

    (a)   The authorized share capital of the Company consists of an unlimited number of Common Shares. As of the close of business on July 28, 2017, there were 53,684,926 issued and outstanding Common Shares.

    (b)   As of the close of business on July 28, 2017, there are no Options outstanding under the Stock Option Plan, nor are there any options, warrants, stock appreciation rights, restricted stock units, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or which may require the issuance, sale or transfer by the Company of any securities of the Company (including Common Shares), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of the Company (including Common Shares) or subsidiaries of the Company.

    (c)   Since the close of business on July 28, 2017, no Options have been issued.

    (d)   All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable. All Common Shares have been issued in compliance with all applicable Laws and Securities Laws.

    (e)   There are no securities of the Company or of any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the holders of the outstanding Common Shares on any matter. There are no outstanding contractual or other obligations of the Company or any subsidiary to repurchase, redeem or otherwise acquire any of its securities or with respect to the voting or disposition of any outstanding securities of any of its subsidiaries. There are no outstanding bonds, debentures or other evidences of indebtedness of the Company or any of its subsidiaries having the right to vote with the holders of the outstanding Common Shares on any matters.

    (f)   All dividends or distributions on securities of the Company that have been declared or authorized have been paid in full.

(6)   Shareholders' and Similar Agreements.

The Company has never been subject to, or affected by, any unanimous shareholders agreement and is not party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the Company or any of its subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any of its subsidiaries and the Company has not adopted a shareholder rights plan or any other similar plan or agreement.

(7)   Ownership of Subsidiaries.

(a)   Section (7) of the Disclosure Letter includes complete and accurate lists of all subsidiaries owned, directly or indirectly, by the Company, each of which is wholly-owned. All of the issued and outstanding shares and other ownership interests in the subsidiaries of the Company are duly authorized, validly issued, fully paid and, where the concept exists, non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are legally and beneficially owned free and clear of all Liens (other than Permitted Liens), and there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any such shares or other ownership interests in or assets or properties of any of the subsidiaries of the Company. There are no Contracts, commitments, understandings or restrictions which require any subsidiaries of the Company to issue, sell or deliver any shares or other ownership interests, or any securities or obligations convertible into or exchangeable for, any shares or other ownership interests. Except for ownership of equity interests in the subsidiaries listed on Section (7) of the Disclosure Letter, the Company, directly or indirectly through any of its subsidiaries or otherwise, does not own any equity interest of any kind in any other Person.

(b)   Each subsidiary of the Company is a corporation, partnership, trust or limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate, trust or partnership power and authority, as the case may be, to own, lease and operate its properties and assets and to carry on its business as now being conducted in all material respects.

(8)   Reporting Status and Securities Laws Matters.

The Company is a "reporting issuer" and not on the list of reporting issuers in default under applicable Canadian provincial and territorial Securities Laws in British Columbia and Alberta. The Company is in compliance with all applicable Securities Laws in all material respects and there are no current, pending or, to the knowledge of the Company, threatened proceedings before any Securities Authority or other Governmental Entity relating to any alleged non-compliance with any Securities Laws. The Common Shares are listed on, and the Company is in material compliance with the rules and policies of, the TSXV. The Company is not subject to regulation by any other stock exchange. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and to the knowledge of the Company, no inquiry or investigation (formal or informal) of any Securities Authority or the TSXV is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken.

(9)   U.S. Securities Law Matters.

    (a)   The Common Shares are registered under section 12(g) of the U.S. Exchange Act, and the Company is subject to reporting obligations pursuant to section 15(d) of the U.S. Securities Act.

    (b)   The Company is not an investment company registered or required to be registered under the *Investment Company Act of 1940* of the United States of America.

    (c)   No securities of the Company have been traded on any national securities exchange in the United States during the past 12 calendar months, other than the OTCQB.

(10)   Public Filings.

The Company has filed all material documents required to be filed by it in accordance with applicable Securities Laws with the Securities Authorities and/or the TSXV. All such documents and information comprising the Public Disclosure Record, as of their respective dates (or, if amended, as of the date of such amendment), (1) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, and (2) complied with the requirements of applicable Securities Laws in all material respects, and any amendments to the Public Disclosure Record required to be made have been filed on a timely basis with the Securities Authorities or the TSXV. The Company has not filed any confidential material change report with any Securities Authorities or the TSXV that at the date of this Agreement remains confidential.

(11)   Financial Statements.

The Company's audited financial statements as at and for the fiscal years ended June 30, 2016 and June 30, 2015 (including the notes thereto) and related management's discussion and analysis ("**MD&A**") and the Company's consolidated financial statements as at and for the period ended March 31, 2017 and related management's discussion and analysis (collectively, the "**Financial Statements**") were prepared in accordance with U.S. GAAP (except (a) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company's independent auditors, or (b) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and present fairly, in all material respects, the consolidated financial position, financial performance and cash flows of the Company and its subsidiaries for the dates and periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by U.S GAAP in respect of all material contingent liabilities, if any, of the Company on a consolidated basis. There has been no material change in the

Company's accounting policies, except as described in the Financial Statements, since March 31, 2017.

(12)   Internal Controls and Financial Reporting.

The Company (i) has established and maintains disclosure controls and procedures (as such term is defined in National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer of the Company on a timely basis, particularly during the periods in which the annual or interim filings (as such terms are defined in National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) are being prepared; (ii) has established and maintains internal controls over financial reporting (as such term is defined in National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP; (iii) has evaluated the effectiveness of the Company's disclosure controls and procedures and has disclosed in its MD&A its conclusions about the effectiveness of its disclosure controls and procedures; and (iv) has evaluated the effectiveness of the Company's internal control over financial reporting and has disclosed in its MD&A its conclusions about the effectiveness of internal control over financial reporting and, if applicable, the necessary disclosure relating to any material weaknesses. The Company has not failed to disclose any information regarding any event, circumstance or action taken or failed to be taken within the knowledge of Company as at the date of this Agreement which could reasonably be expected to have a Material Adverse Effect in respect of the Company. To the knowledge of the Company, as of the date of this Agreement:

(a)   there are no significant deficiencies in the design or operation of, or material weaknesses (as such term is defined in National Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) in, the internal controls over financial reporting of the Company that could reasonably be expected to adversely affect the Company's ability to record, process, summarize and report financial information; and

(b)   there is and has been no fraud, whether or not material, involving management or any other employees who have a significant role in the internal control over financial reporting of the Company. Since March 31, 2017, the Company has received no: (x) complaints from any source regarding accounting, internal accounting controls or auditing matters; or (y) expressions of concern from employees of the Company regarding questionable accounting or auditing matters.

(13)   Books and Records; Disclosure.

The financial books, records and accounts of the Company: (i) have been maintained in accordance with applicable Laws and U.S. GAAP on a basis consistent with prior years;

(ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of the Company; and (iii) accurately and fairly reflect the basis for Financial Statements. True and complete copies of all documents listed in the Disclosure Letter have been made available in the Data Room or provided to the Acquiror.

(14)   Minute Books.

The corporate minute books of the Company contain minutes of all meetings and resolutions of its Board and committees of its Board, other than those portions of minutes of meetings reflecting discussions of the Arrangement, and shareholders, held according to applicable Laws and are complete and accurate in all material respects.

(15)   No Undisclosed Liabilities.

The Company and its subsidiaries have no material outstanding indebtedness, liability or obligation (including liabilities or obligations to fund any operations or work program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar commitment with respect to the obligations, liabilities or indebtedness of any Person, other than those (i) specifically disclosed in the Financial Statements or otherwise in the Public Disclosure Record; (ii) which relate to the proposed Arrangement; or (iii) incurred in the Ordinary Course of the continuing business operations of the Company and its subsidiaries since the date of the most recent Financial Statements.

(16)   No "Collateral Benefit"

No related party of the Company (within the meaning of Multilateral Instrument 61-101 – *Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions*) together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Common Shares, except for related parties who will not receive a "collateral benefit" (within the meaning of such instrument) as a consequence of the transactions contemplated by this Agreement.

(17)   Ordinary Course.

Except as disclosed in Section (17) of the Disclosure Letter, since September 28, 2016:

(a)   the Company and each of its subsidiaries have conducted its business only in the Ordinary Course, excluding matters relating to the proposed Arrangement and the related process and except as disclosed in the Public Disclosure Record;

(b)   there has not occurred any event, occurrence or development or a state of circumstances or facts which has had or would, individually or in the aggregate, reasonably be expected to have any Material Adverse Effect in respect of the Company or any of its subsidiaries;

(c)   the Company and its subsidiaries have not incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had, or is reasonably likely to have a Material Adverse Effect in respect of the Company or its subsidiaries;

(d)   other than in the Ordinary Course, there has not been any incurrence, assumption or guarantee by the Company or any of its subsidiaries of any debt for borrowed money, any creation or assumption by the Company or any of its subsidiaries of any Lien or any making by the Company or any of its subsidiaries of any loan, advance or capital contribution to or investment in any other Person, except as disclosed in the Financial Statements;

(e)   other than in the Ordinary Course, there has not been any satisfaction or settlement of any claims or liabilities that were not reflected in the Company's audited financial statements;

(f)   there has not been any change in the accounting practices used by the Company and its subsidiaries;

(g)   other than in the Ordinary Course, there has not been a material change in the level of accounts receivable or payable, inventories or employees;

(h)   except as disclosed in the Public Disclosure Record, there has not been any acquisition or sale by the Company of any material property or assets;

(i)   there has been no dividend or distribution of any kind declared, paid or made by the Company on any Common Shares;

(j)   there has not been any redemption, repurchase or other acquisition of Common Shares by the Company or any declaration with respect to the Common Shares;

(k)   the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Common Shares;

(l)   other than in the Ordinary Course, there has not been any entering into, or an amendment of, any Material Contract;

(m)   there has not been any increase in or modification of the salary, bonus or other remuneration payable to or to become payable by the Company to any of its directors, Company Employees or consultants or any grant to any such director, Company Employee or consultant of any increase in severance or termination pay or any increase or modification of any Employee Plans (including the granting of Options pursuant to the Stock Option Plan) made to, for or with any of such directors, Company Employees or consultants; and

(n)   except as disclosed in the Public Disclosure Record, the Company has not removed any auditor or director or terminated any officer or other senior officer.

(18)   <u>Litigation.</u>

There is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or has been commenced or, to the knowledge of the Company, is threatened affecting the Company or any of its subsidiaries or affecting any of their property or assets (whether owned or leased) at law or in equity, which, individually or in the aggregate, if determined adversely to the Company or any of its subsidiaries, has or could reasonably be expected to result in liability to the Company in excess of $100,000. Neither the Company, its subsidiaries nor any of their respective assets or properties is subject to any outstanding judgment, order, writ, injunction or decree.

(19)   <u>Taxes.</u>

Except as disclosed in Section (19) of the Disclosure Letter:

(a)   The Company and its subsidiaries have duly and timely filed all Tax Returns required to be filed prior to the date hereof with the appropriate Governmental Entities and all such Tax Returns are true and correct in all material respects.

(b)   The Company and its subsidiaries have duly and timely paid all Taxes, including all instalments on account of Taxes, that are due and payable by them whether or not assessed by the appropriate Governmental Entity or shown on a Tax Return.

(c)   The Company and its subsidiaries have duly and timely collected all amounts of all Taxes required to be collected and have duly and timely paid and remitted the same to the appropriate Governmental Entity.

(d)   There are no proceedings, investigations, audits or claims now pending against the Company or its subsidiaries in respect of any Taxes and no Governmental Entity has asserted in writing, or to the knowledge of the Company, has threatened to assert against the Company or its subsidiaries any deficiency or claim for Taxes or interest thereon.

(e)   There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, the Company or its subsidiaries.

(f)   There are no Liens for Taxes upon any property or assets of the Company or its subsidiaries (whether owned or leased), except Liens for current Taxes not yet due.

(g)   Neither the Company or any of its subsidiaries is a party to any agreement, understanding, or arrangement relating to allocating or sharing any amount of Taxes.

(h)   The Company and its subsidiaries have duly and timely withheld from any amount paid or credited by them to or for the account or benefit of any Person, including any employees, shareholders and agents, the amount of all Taxes and other deductions required by any Laws to be withheld from any such amount and have duly and timely remitted the same to the appropriate Governmental Entity.

(i)   There are no circumstances which exist and could result in, or which have existed and resulted in, the application of any of sections 17, 78, 79, 80 through 80.04 or subsection 18(4) of the Tax Act, or any equivalent provision of the applicable Law of any province or any other jurisdiction, to the Company or its subsidiaries.

(j)   The Common Shares do not, and have not at any particular time during the sixty (60) months prior to Closing, derived, directly or indirectly, more than 50% of their fair market value from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, or (iv) options in respect of, interests in or civil law rights in any of the foregoing, whether or not the property exists, as such terms are defined for purposes of the definition of "taxable Canadian property" in subsection 248(1) of the Tax Act.

(k)   The Company and its subsidiaries have not, and have never been deemed to have for purposes of the Tax Act, acquired or had the use of property for proceeds greater than the fair market value thereof from, or disposed of property for proceeds less than the fair market value thereof to, or received or performed services or had the use of property for other than the fair market value from or to, or paid or received interest or any other amount other than at a fair market value rate to or from, any Person with whom they do not deal at arm's length within the meaning of the Tax Act. For all transactions between the Company or its subsidiaries, on the one hand, and any non-resident Person with whom the Company or its subsidiaries was not dealing at arm's length, for the purposes of the Tax Act, on the other hand, the Company or its subsidiaries have made or obtained records or documents that satisfy the requirements of paragraphs 247(4)(a) to (c) of the Tax Act or any similar transfer pricing requirements or Laws.

(20)   Property.

(a)   The Company or one of its subsidiaries, as applicable, has valid, good and marketable title to all of the real or immovable property owned by the Company or its subsidiaries (the "**Owned Properties**") free and clear of any Liens, except for Permitted Liens. There are no outstanding options or rights of first refusal to purchase the Owned Properties, or any portion thereof or interest therein.

(b)   Each lease, sublease, license or occupancy agreement for real or immovable property leased, subleased, licensed or occupied by the Company or its subsidiaries (the "**Leased Properties**") is valid, legally binding and enforceable against the Company or its subsidiary, as applicable, in accordance with its terms and in full force and effect unamended by oral or written agreement, true and complete copies of which (including all related amendments, supplements, notices and ancillary agreements) have been disclosed in the Data Room, and none of the Company or any of its subsidiaries is in breach of, or default under, such lease, sublease, license or occupancy agreement, and no event has occurred which, with notice, lapse of time or both, would constitute such a breach or default by the Company or any of its subsidiaries or permit termination, modification or acceleration by any third party thereunder.

(c)   No third party has repudiated or has the right to terminate or repudiate any such lease, sublease, license or occupancy agreement (except for the normal exercise of remedies in connection with a default thereunder or any termination rights set forth in the lease, sublease, license or occupancy agreement) or any provision thereof.

(d)   None of the leases, subleases, licenses or occupancy agreements has been assigned by the Company or any of its subsidiaries in favour of any Person or sublet or sublicensed other than as disclosed in the Data Room.

(21)   <u>Sufficiency of Assets</u>.

The assets and property owned, leased or licensed by the Company and its subsidiaries are sufficient for conducting the business, as currently conducted, of the Company in all material respects.

(22)   <u>Material Contracts</u>.

With respect to the Material Contracts of the Company:

(a)   Section (22) of the Disclosure Letter includes a complete and accurate list of all Material Contracts to which the Company is a party and that are currently in force. The Company has made available to the Acquiror for inspection true and complete copies of all such Material Contracts.

(b)   All of the Material Contracts of the Company are in full force and effect, and the Company is entitled to all rights and benefits thereunder in accordance with the terms thereof. The Company has not waived any rights under a Material Contract and no material default or breach exists in respect thereof on the part of the Company or, to the knowledge of the Company, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a default or breach or trigger a right of termination of any of such Material Contracts.

(c)   All of the Material Contracts of the Company are valid and binding obligations of the Company, as the case may be, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors' rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction.

(d)   As at the date hereof, the Company has not received written notice that any party to a Material Contract of the Company, intends to cancel, terminate or otherwise modify or not renew such Material Contract, and to the knowledge of the Company, no such action has been threatened.

(23)   <u>Permits</u>.

(a)   The Company has obtained and is in compliance with all material Permits required by applicable Laws, necessary to conduct its current business as now being conducted, or in connection with the ownership, operation or use of the assets of the Company or any of its subsidiaries.

(b)   All material Permits for the Company are in full force and effect, and are renewable by its terms or in the Ordinary Course of business without the need for the Company to comply with any special rules or procedures, agree to any different terms or conditions or pay any amounts other than routine filing fees.

(c)   Other than as disclosed in Section (23) of the Disclosure Letter, no material Permits for the Company will in any way be affected by, or terminate or lapse by reason of, the transactions contemplated by this Agreement or any of the other agreements contemplated hereunder or executed herewith.

(d)   There are no facts, events or circumstances that would reasonably be expected to result in a failure to obtain or failure to be in compliance with such Permits as are necessary to conduct the business of the Company as it is currently being conducted in all material respects.

(24)   <u>Environmental Matters</u>.

(a)   The Company has carried on its businesses and operations in material compliance with all applicable Environmental Laws and all terms and conditions of all Environmental Permits.

(b)   The Company has not received any order, request or notice from any Person either alleging a violation of any Environmental Law or requiring that the Company carry out any work, incur any costs or assume any liabilities, related to a violation of Environmental Laws or to any agreements with any Governmental Entity with respect to or pursuant to Environmental Laws.

(c)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company, (i) the Company has not Released, and, to the knowledge of the Company, no other Person has Released, any Hazardous Substances (in each case except in compliance with or which has been remediated in compliance with applicable Environmental Laws) on, at, in, under or from any of the Owned Properties or Leased Properties (including the workplace environment) currently or, to the knowledge of the Company, real properties previously owned, leased or operated by the Company, and (ii), to the knowledge of the Company, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect the Company under or related to any Environmental Law on, at, in, under or from any of the Owned Properties or Leased Properties (including the workplace environment) currently or, to the knowledge of the Company, previously owned, leased or operated by the Company.

(d)   Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect in respect of the Company, there are no pending claims or, to the knowledge of the Company, threatened claims, against the Company arising out of any Environmental Laws.

(25)   <u>Compliance with Laws.</u>

(a)   The Company has complied with and is not in violation of any applicable Laws, other than acts of non-compliance or violations which would not, individually or in the aggregate, have a Material Adverse Effect in respect of the Company.

(b)   Except as disclosed in Section (25) of the Disclosure Letter, the Company has not received any notices or other correspondence from any Governmental Entity (1) regarding any violation (or any investigation, inspection, audit, or other proceeding by any Governmental Entity involving allegations of any violation) of any Law or (2) of any circumstances that may have existed or currently exist which could lead to a loss, suspension, or modification of, or a refusal to issue, any material license, permit, authorization, approval, registration or consent of a Governmental Entity relating to the Company's activities. To the knowledge of the Company, no investigation, inspection, audit or other proceeding by any Governmental Entity involving allegations of any material violation of any Law is threatened or contemplated.

(c)   Neither the Company, nor, to the knowledge of the Company, any of its directors, executives, representatives, agents or employees (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) has violated or is violating any provision of the United States *Foreign Corrupt Practices Act of 1977*, (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (v) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(26)   <u>Employees.</u>

(a)   Section (26) of the Disclosure Letter sets out a true and complete list of all Company Employees (without showing names or employee numbers) with an annual aggregate compensation in excess of $75,000, including their respective location, hire date and cumulative length of service, position, compensation (including but not limited to salary, bonus and commissions), benefits, vacation entitlement in days, current status (full time or part-time, active or non-active (and if non-active, the reason for leave)) and whether they are subject to a written employment Contract as well as a list of all former Company Employees that had an annual aggregate compensation in excess of $75,000 to whom the Company or any of its subsidiaries has or may have any outstanding obligations, indicating the nature and the value of such obligations.

(b)   Each independent contractor of the Company has been properly classified as an independent contractor and neither the Company nor any subsidiary has received any notice from any Governmental Entity disputing such classification.

(c)   All written Contracts in relation to the top 10 compensated Company Employees have been disclosed in the Data Room. No such employee has indicated to the Company or its subsidiaries that he or she intends to resign, retire or terminate his or her engagement with the Company as a result of the transactions contemplated by this Agreement or otherwise.

(d)   The Company and its subsidiaries are in material compliance with all terms and conditions of employment and all Law respecting employment, including pay equity, wages, hours of work, overtime, human rights and occupational health and safety, and there are no outstanding claims, complaints, investigations or orders under any such Law and to the knowledge of the Company there is no basis for such claim.

(e)   The Company has not and is not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Company, threatened against the Company.

(f)   All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under Employee Plans and other similar accruals have either been paid or are accurately reflected in the books and records of the Company or of the applicable subsidiary.

(g)   Except as disclosed in Section (26) of the Disclosure Letter, no Company Employee has any Contract in relation to any employee's termination, length of notice, pay in lieu of notice, severance, job security or similar provisions (other than such as results by Law from the employment of an employee without an agreement as to notice or severance), nor are there any change of control payments, golden parachutes, severance payments, retention payments, Contracts or other agreements with current or former Company Employees providing for cash or other compensation or benefits upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its subsidiaries.

(h)   There are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance legislation and neither the Company nor any subsidiary has been reassessed in any material respect under such legislation during the past three years and, to the knowledge of the Company, no audit of the Company or any subsidiary is currently being performed pursuant to any applicable workplace safety and insurance legislation. As of the date of this Agreement, there are no claims or potential claims which may materially adversely affect the Company or any subsidiary's accident cost experience.

(27)   <u>Collective Agreement.</u>

(a)   There is no collective agreement in force with respect to the employees of the Company nor is there any Contract with any employee association in respect of the employees of the Company.

(b)   Neither the Company nor any of its subsidiaries is a party, either directly or indirectly, or by operation of law to any other Collective Agreement and there are no outstanding labour tribunal proceedings of any kind, including any proceedings which could result in certification of a trade union as bargaining agent for any Company Employees not already covered by a Collective Agreement or any no written or oral agreements or course of conduct which modify the terms of the Collective Agreements. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the employees of the Company by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of the Company, threatened to apply to be certified as the bargaining agent of any employees of the Company.

(c)   There are no threatened or pending union organizing activities involving any employees of the Company. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Company, threatened against the Company and no such event has occurred within the last five (5) years.

(d)   None of the Company or any of its subsidiaries has engaged in any lay-off activities within the past three years that would violate or in any way subject the Company or any of its subsidiaries to the group termination or lay-off requirements of the applicable provincial employment standards Law or other a Law.

(e)   To the knowledge of the Company, there are no outstanding material labour tribunal proceedings of any kind or other event of any nature whatsoever, including any proceedings which could result in certification, interim certification, voluntary recognition, or succession rights of a trade union, council of trade unions, employee bargaining agencies, affiliated bargaining agent or any other Person as bargaining agent for any Company Employees not already covered by a Collective Agreement.

(f)   No trade union has applied to have the Company or any of its subsidiaries declared a common, related or successor employer pursuant to the *Labour*

Relations Act (Ontario) or any similar legislation in any jurisdiction in which the Company or any of its subsidiaries carries on business.

(g) All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, sick days and benefits under the Employee Plans have either been paid or are accurately reflected in the books and records of the Company. The Company has disclosed in the Data Room all written policies or in the case of oral policies, has described same in Section (27) of the Disclosure Letter, relating to expense reimbursement for Employees whether they are reimbursed on an individual or collective basis.

(28) <u>Employee Plans.</u>

(a) Section (28) of the Disclosure Letter lists all Employee Plans. Company has made available to Acquiror true, correct and complete copies of all such Employee Plans as amended.

(b) No Employee Plan contains or has ever contained a "defined benefit provision" as such term is defined in subsection 147.1 of the Tax Act.

(c) All Employee Plans are and have been established, registered, funded and administered in all material respects: in (x) accordance with applicable Laws and (y) in accordance with their terms. To the knowledge of Company, no fact or circumstance exists which could adversely affect the registered status of any such Employee Plan.

(d) All contributions, premiums or taxes required to be made or paid by Company under the terms of each Employee Plan or by applicable Laws have been made in a timely fashion.

(29) <u>Intellectual Property.</u>

(a) Section (29) of the Disclosure Letter sets out a list of all domestic and foreign patents, patent applications, trade-marks, trade-mark applications, registered copyrights and registered domain names owned by the Company and its subsidiaries which each have been registered or applied for or have been properly maintained and renewed by the Company and its subsidiaries in accordance with Law.

(b) Section (29) of the Disclosure Letter sets out a list of all unregistered Intellectual Property that is owned by the Company and its subsidiaries.

(c) Section (29) of the Disclosure Letter sets out a list of all licences pursuant to which the Company or its subsidiaries are granted rights to use the Intellectual Property of a third party. All licenses relating to any Intellectual Property owned, licensed to or used by the Company and its subsidiaries are in full force and effect and no material default exists on the part of the Company or any of its subsidiaries or, to the knowledge of the Company, on the part of any other parties thereto.

(d)   The Intellectual Property that is owned by or licensed to the Company and/or its subsidiaries constitutes all Intellectual Property necessary for conducting the business, as presently conducted, of the Company and its subsidiaries.

(e)   All Intellectual Property that is owned by or licensed to the Company and/or its subsidiaries is valid and enforceable, and to the knowledge of the Company, the carrying on of the business of the Company and its subsidiaries and the use by the Company and its subsidiaries of any of the Intellectual Property or Technology (as defined below) owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person.

(f)   To the knowledge of the Company, no third party is infringing upon the Intellectual Property owned or licensed by the Company or its subsidiaries.

(g)   No current and former directors, Company Employees, consultants, agents or contractors of the Company or its subsidiaries have any right, title or interest in or to any Intellectual Property owned, used or held by the Company and its subsidiaries in the carrying on of their business, and, to the knowledge of the Company, no such individual is in violation of any term of any employment or consulting or similar contract, proprietary information and inventions agreement, non-competition agreement, or any other contract or agreement relating to the relationship of any such individual with the Company or any of its subsidiaries which relates to the Intellectual Property of the Company or its subsidiaries. All such employees, officers, directors, consultants, agents and contractors retained by the Company or its subsidiaries to develop Intellectual Property or otherwise involved in the development of Intellectual Property for the Company or its subsidiaries have assigned in writing all of their rights in any such Intellectual Property and have waived in writing any moral rights.

(h)   All computer hardware and associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Company and its subsidiaries (collectively, the "**Technology**") are sufficient, in all material respects, for conducting the business, as presently conducted, of the Company and its subsidiaries.

(i)   The Company and its subsidiaries own or have validly licensed or leased (and are not in material breach of such licenses or leases) such Technology.

(30)   Related Party Transactions.

With the exception of employment agreements included in the Data Room and any transactions disclosed in the Public Disclosure Record, there are no Contracts or other transactions currently in place between Company, on the one hand, and: (i) any officer or director of the Company; and (ii) any affiliate or associate of any such, officer or director.

(31)   <u>Customers and Suppliers.</u>

Section (31) of the Disclosure Letter is a true and correct list setting forth the largest customers and the ten largest suppliers of the Company and its subsidiaries by dollar amount as at the dates indicated in the Disclosure Letter. The Company has no reason to believe that the benefits of any relationship with any of the major customers or suppliers of the Company will not continue after the Effective Date in substantially the same manner as prior to the date of this Agreement

(32)   <u>Product Warranties.</u>

There are no known material liabilities or obligations, including product liability, product warranty or service warranty liabilities and obligations, in respect of any products or services manufactured, constructed, installed, shipped, distributed, sold or provided by the Company or the subsidiaries in connection with the business prior to the Effective Date, and there are not matters, facts, circumstances or events known or contemplated in existence which will give rise to such liabilities or obligations after the Effective Date.

(33)   <u>Fairness Opinion and Directors' Approvals.</u>

As of the date hereof:

(a)   Evans & Evans, Inc., financial advisor to the Company, has delivered a written opinion to the Board to the effect that as of the date of such opinion, subject to the assumptions and limitations set out therein, the Consideration to be received under the Arrangement is fair from a financial point of view to the Shareholders (the **"Fairness Opinion"**);

(b)   the Company has been authorized by Evans & Evans, Inc. to permit inclusion of the Fairness Opinion and references thereto in the Circular; and

(c)   the Board has determined that the Arrangement is in the best interests of the Company and is fair to the Shareholders and accordingly has resolved unanimously, without any abstention, to recommend to the Shareholders that they vote in favour of the Arrangement Resolution. The Board has unanimously, without any abstention, approved the Arrangement pursuant to the Plan of Arrangement and the execution and performance of this Agreement.

(34)   <u>Brokers.</u>

No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company.

(35)   <u>Insurance</u>.

(a)   Each of the Company and each of its subsidiaries is, and has been continuously since January 1, 2014, insured by reputable third party insurers with reasonable and prudent policies appropriate for the size and nature of the business of the Company and its subsidiaries and their respective assets; and

(b)   A true and complete list of all material insurance policies currently in effect that insure the physical properties, business, operations and assets of the Company and its subsidiaries has been provided in the Data Room. To the knowledge of the Company, each material insurance policy currently in effect that insures the physical properties, business, operations and assets of the Company and its subsidiaries is valid and binding and in full force and effect and there is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed. There is no material claim pending under any insurance policy of the Company or its subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the Company or its subsidiaries have been properly reported to and accepted by the applicable insurer.

(36)   <u>Investment Canada Act</u>.

The Company does not carry on any of the activities of a "cultural business" within the meaning of the Investment Canada Act.

SCHEDULE D
TO THE ARRANGEMENT AGREEMENT

REPRESENTATIONS AND WARRANTIES OF THE ACQUIROR AND THE ACQUIROR PARENT

(1) Organization and Qualification.

Each of the Acquiror and the Acquiror Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of its jurisdiction of incorporation, continuance or creation and has all necessary corporate power and capacity to own its property and assets as now owned and to carry on its business as it is now being conducted. Each of the Acquiror and the Acquiror Parent is duly qualified, licensed and registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities, makes such qualification necessary.

(2) Authority Relative to this Agreement.

Each of the Acquiror and the Acquiror Parent has all necessary corporate power, authority and capacity to enter into this Agreement and all other agreements to be executed by the Acquiror and the Acquiror Parent as contemplated by this Agreement, and to perform its obligations hereunder and under such agreements and instruments. The execution and delivery of this Agreement by the Acquiror and the Acquiror Parent and the performance by each of the Acquiror and the Acquiror Parent of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement or the Arrangement. This Agreement has been duly executed and delivered by the Acquiror and the Acquiror Parent and constitutes a legal, valid and binding obligation of the Acquiror and the Acquiror Parent, enforceable against the Acquiror and the Acquiror Parent in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(3) No Violations.

Neither the authorization, execution and delivery of this Agreement by the Acquiror and the Acquiror Parent nor the completion of the transactions contemplated by the Agreement or the Arrangement, nor the performance of its obligations thereunder, nor compliance by the Acquiror and the Acquiror Parent with any of the provisions thereof will

(a) result in a violation or breach of, constitute a default (or an event which, with notice or lapse of time or both, would become a default), require any consent or approval to be obtained or notice to be given under, or give rise to any third party right of termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, any provision of:

(i) its articles, charters, by-laws or other comparable organizational documents;

(ii) any Permit or material agreement to which the Acquiror, the Acquiror Parent or any of their affiliates is a party or to which it or any of their properties or assets is bound, or

(iii) except for (a) the Regulatory Approvals; and (b) required filings under the U.S. Exchange Act, any Laws, regulation, order, judgment or decree applicable to the Acquiror or any of its subsidiaries or any of their respective properties or assets,

except in the case of (i), (ii) and (iii) above for such breaches, defaults, consents, terminations, cancellations, suspensions, accelerations, penalties, payment obligations or rights which would not individually or in the aggregate materially adversely affect the ability of the Acquiror and the Acquiror Parent to perform their obligations under this Agreement;

(b) give rise to any termination or acceleration of material indebtedness, or cause any third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available; or

(c) require any consents, approvals or notices to be obtained from, or given to, any third party under any material contracts or any material Permits of the Acquiror or the Acquiror Parent in order for the Acquiror or the Acquiror Parent to proceed with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement and the Arrangement pursuant to the Plan of Arrangement;

except in the case of (b) and (c) above for such terminations, accelerations or unavailability of credit which, and such consents, approvals or notices the failure of which to be obtained or given, would not be expected to result in a Material Adverse Effect.

(4) Sufficient Funds.

The Acquiror and the Acquiror Parent have, and will have at the Effective Time, cash on hand sufficient to provide all the cash that the Acquiror shall need to satisfy the aggregate Consideration payable by the Acquiror pursuant to the Arrangement and to consummate the Arrangement and the other transactions contemplated by this Agreement and the Arrangement.

(5) Governmental Approvals.

The execution, delivery and performance by the Acquiror and the Acquiror Parent of this Agreement and the consummation by the Acquiror and the Acquiror Parent of the Arrangement require no consent, waiver or approval or any action by or in respect of, or filing with, or notification to, any Governmental Entity other than: (i) the Interim Order and any approvals required by the Interim Order; (ii) the Final Order; (iv) the Regulatory Approvals; (v) compliance with any applicable Securities Laws, the U.S. Securities Act and the U.S. Exchange Act and stock exchange rules and regulations; and (vi) any consents, waivers, approvals, actions, filings or notifications, the absence of which would not be reasonably expected to materially impede or delay the ability of the Acquiror and the Acquiror Parent to consummate the Arrangement.

(6)   Security Ownership.

Neither the Acquiror, the Acquiror Parent nor any of their affiliates beneficially owns any securities of the Company or any of its affiliates.

(7)   Brokers.

No broker, investment banker, financial advisor or other Person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Acquiror or the Acquiror Parent.

(8)   Litigation.

There is no claim, action, suit, grievance, complaint, proceeding, arbitration, charge, audit, indictment or investigation that is pending or has been commenced or, to the knowledge of the Acquiror and the Acquiror Parent, is threatened affecting the Acquiror and the Acquiror Parent or any of their property or assets (whether owned or leased) at law or in equity, which, individually or in the aggregate, if determined adversely to Acquiror, has or could reasonably be expected to result in a Material Adverse Effect in respect of Acquiror and the Acquiror Parent.

SCHEDULE E
TO THE ARRANGEMENT AGREEMENT

FORM OF D&O SUPPORT AND VOTING AGREEMENT

(see attached)

_____, 2017

TO: **LOUISIANA-PACIFIC CANADA LTD. (THE "ACQUIROR")**

AND TO: **LOUISIANA-PACIFIC CORPORATION (THE "ACQUIROR PARENT")**

Dear Sirs/Madams:

Re: **Support and Voting Agreement**

Background

I understand that you and International Barrier Technology Inc. (the "**Company**") wish to enter into an arrangement agreement dated as of the date hereof (the "**Arrangement Agreement**") contemplating the acquisition by the Acquiror of all of the issued and outstanding common shares of the Company pursuant to a plan of arrangement under the provisions of the *Business Corporations Act* (British Columbia).

Capitalized terms used in this letter agreement not otherwise defined herein shall have the respective meanings given to them in the Arrangement Agreement.

I,_____, am the beneficial owner of _____ common shares of the Company (the "**Holder Shares**").

Representations, Warranties and Agreements

I hereby agree, in my capacity as securityholder and not in my capacity as an officer or director of the Company:

      (a)   to vote or to cause to be voted the Holder Shares and any other securities of the Company directly or indirectly acquired by or issued to me after the date hereof and entitled to be voted in respect of the Arrangement (i) in favour of the Arrangement Resolution and any other matter necessary for the consummation of the Arrangement at the meeting of shareholders of the Company to be held to consider the Arrangement, or any adjournment or postponement thereof, and (ii) against any proposed action or agreement which could impede, interfere with, delay or otherwise adversely affect the consummation of the Arrangement;

      (b)   if requested by you, acting reasonably, to deliver or to cause to be delivered to the Company duly executed proxies or voting information forms, such proxies or voting information forms (i) instructing the holder thereof to vote in favour of the Arrangement Resolution, and (ii) naming those individuals as may be designated by the Company in the management information circular in connection with the meeting of shareholders of the Company at which the Arrangement Resolution will be voted on;

(c)   not to exercise any rights to dissent or rights of appraisal in connection with the Arrangement;

(d)   except in my capacity as director or officer to the extent permitted by the Arrangement Agreement, not to, directly or indirectly, make or participate in or take any action that would reasonably be expected to facilitate or result in an Acquisition Proposal, or engage in any discussion, negotiation or inquiries relating thereto or accept any Acquisition Proposal; and

(e)   not to, directly or indirectly, sell, transfer, pledge or assign or agree to sell, transfer, pledge or assign any of the Holder Shares or any interest therein without your prior written consent, other than pursuant to the Arrangement Agreement.

I hereby represent and warrant that (a) I am the sole beneficial owner of the Holder Shares, with good title thereto free and clear of any and all mortgages, liens, charges, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever, (b) I have the sole and exclusive right to vote (if applicable) and sell all of the Holder Shares, and, other than pursuant to this letter agreement, none of the Holder Shares is subject to any proxy, power of attorney, attorney-in-fact, voting trust, vote pooling, or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind, (c) except for the Arrangement Agreement, no person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from me of any of the Holder Shares or any interest therein or right thereto, and (d) the only securities of the Company beneficially owned by me and/or over which I exercise control, directly or indirectly, on the date hereof are the Holder Shares.

Notwithstanding any provision of this letter agreement to the contrary, but subject to the terms and conditions of the Arrangement Agreement, I, in my capacity as director or officer of the Company, shall not be limited or restricted in any way whatsoever in the exercise of my fiduciary duties as director or officer of the Company.

I agree that the details of this letter agreement may be described in any press release, information circular or other communication prepared by the Company, the Acquiror or the Acquiror Parent in connection with the Arrangement and in any material change report prepared by the Company in connection with the execution and delivery of this letter agreement and I further agree to this letter agreement being made publicly available, including by filing on SEDAR, in accordance with applicable securities laws.

This letter agreement shall terminate and be of no further force or effect upon the earliest of (a) our written agreement or (b) the termination of the Arrangement Agreement in accordance with its terms. This letter agreement may be terminated by me if an amendment is made to the Arrangement Agreement that would reduce the Consideration payable thereunder with respect to the Holder Shares or which would otherwise be materially prejudicial to the interests of the shareholders of the Company.

This letter agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

This letter agreement shall be binding upon you and I and upon our respective heirs, legal representatives, successors and permitted assigns (as applicable), provided that neither you nor I may assign, delegate or otherwise transfer any of our respective rights, interests or obligations under this letter agreement without the prior written consent of the other, except that you may assign, delegate or otherwise transfer any of your rights, interests or obligations under this letter to an affiliate, without reducing your obligations hereunder.

This letter agreement may be executed in any number of counterparts (including counterparts by facsimile or electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this letter agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to me, upon which this letter as so accepted shall constitute an agreement among us.

[The remainder of this page is intentionally blank.]

Yours truly,

_____

Name:
(Please Print)

Accepted and agreed on _____, 2017.

LOUISIANA-PACIFIC CANADA LTD.

Per: _____

Name: Sallie B. Bailey
Title: Chief Financial Officer

LOUISIANA-PACIFIC   CORPORATION

Per: _____

Name: Sallie B. Bailey
Title: Executive Vice President & Chief
        Financial Officer



News Release
For Immediate Release:
July 31, 2017

International Barrier Enters Agreement to Combine with Louisiana-Pacific Corporation

July 31, 2017 – Vancouver, Canada, Watkins, MN - International Barrier Technology Inc. (the "**Company**") (**IBTGF: OTCQB; IBH: TSXV**) is pleased to announce that it has entered into an agreement with Louisiana-Pacific Canada Ltd. and Louisiana-Pacific Corporation (collectively, "**LP**"), pursuant to which LP has agreed to acquire all of the issued and outstanding common shares of the Company (the "**Transaction**").

The Transaction will be implemented by way of plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (British Columbia). Pursuant to the Arrangement, each issued and outstanding common share of the Company will be transferred to LP in consideration for US$0.41 per common share, for a total purchase price of US$22 million. Upon completion of the Transaction, the Company will become a wholly-owned subsidiary of LP.

Michael Huddy, President and Chief Executive Officer of the Company stated, "The Board of Directors considered the Company's strategic options, and determined that the Transaction is an attractive opportunity for the Company's shareholders. The Transaction provides shareholders with cash liquidity and a price representing a significant premium to the last closing price and 30 day volume weighted average price of the Company's common shares."

Evans & Evans, Inc. provided an opinion to the Board of Directors that, subject to the assumptions, limitations and qualifications set out in such opinion, the terms of the Transaction are fair, from a financial point of view, to the shareholders of the Company. Taking into account this opinion, the Board of Directors has determined that the Arrangement is in the best interests of shareholders, and recommends that its shareholders vote in favour of the Arrangement.

The Arrangement is subject to applicable shareholder, court and regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature. The Arrangement is arm's length and will require approval of at least 66⅔% of the votes cast by Company shareholders at a special meeting of shareholders of the Company. Information regarding the Arrangement will be contained in an information circular to be prepared, filed and mailed in due course to Company shareholders in connection with the special meeting. All shareholders are urged to read the information circular once it becomes available as it will contain additional important information concerning the Arrangement.

Upon completion of the Transaction, the Company's shares will be de-listed from the TSX Venture Exchange and it is expected that LP will apply to cause the Company to cease being a reporting issuer under applicable Canadian securities laws. Following closing of the Transaction, the Company will operate as part of LP's OSB business. LP will continue to honor the Company's existing contracts and service its customers' needs. The Company expects the Transaction to close in early October, 2017.

About International Barrier Technology Inc.

International Barrier Technology Inc. develops, manufactures, and markets proprietary fire-resistant building materials branded as LP® FlameBlock® Fire-Rated OSB Sheathing and Blazeguard FR Deck Panel. The Company's award-winning fire-resistant wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. The Company's family of products provides customers a premium



material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. For more information please visit: www.intlbarrier.com.

About Louisiana-Pacific Corporation

Louisiana-Pacific Corporation is a manufacturer of quality engineered wood building materials including OSB, structural framing products, and exterior siding for use in residential, industrial and light commercial construction. From manufacturing facilities in the U.S., Canada, Chile and Brazil, LP products are sold to builders and homeowners through building materials distributors and dealers and retail home centers. Founded in 1973, LP is headquartered in Nashville, Tennessee and traded on the New York Stock Exchange under LPX. For more information, visit www.lpcorp.com.

INTERNATIONAL BARRIER TECHNOLOGY INC.
Michael D. Huddy
President and Chief Executive Officer, Director

For more information, contact:
Melissa McElwee, Chief Financial Officer
International Barrier Technology Inc.
(800) 638-4570

NEITHER TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of the applicable securities legislation that is based on expectations, estimates and projections as at the date of this news release. The information in this news release about the completion of the business combination described herein, and other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the companies participating in the Transaction and other information that is not historical facts.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information. This forward-looking information is based on reasonable assumptions and estimates of management of the Company, at the time it was made, involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the completion of the Transaction and satisfaction of all closing conditions; risks relating to receipt of all necessary shareholder, court and regulatory approvals; business integration risks; fluctuations in general economic conditions, securities markets and currency markets; changes in national and local governments, legislation and taxation; risks relating to employee relations; and risks and hazards associated with the Company's operations. Although the forward-looking information contained in this news release is based upon what management believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders and prospective purchasers that actual results will be consistent with such forward-looking information, as there may be other factors that cause results not to be as anticipated, estimated or intended, and neither the Company nor any other person assumes responsibility for the accuracy and completeness of any such forward-looking information. The Company does not undertake, and assumes no obligation, to update or revise any such forward-looking statements or forward-looking information contained herein to reflect new events or circumstances, except as may be required by law.